82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE [redacted]

02026475

REGISTRANT'S NAME Anglo Irish Bank PLC

*CURRENT ADDRESS ____________________

**FORMER NAME ____________________

**NEW ADDRESS ____________________

PROCESSED
APR 11 2002
THOMSON FINANCIAL

FILE NO. 82- 3791 FISCAL YEAR 9-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE: 2/26/02

52-3791

ARAS
9-30-01

02 FEB 25 AM 8:56

ANGLO
IRISH
BANK

annual report & accounts
2001



DUBLIN

CORK

GALWAY

LIMERICK

WATERFORD

BELFAST

LONDON

BANBURY

BIRMINGHAM

GLASGOW

MANCHESTER

ISLE OF MAN

VIENNA

DUSSELDORF

GENEVA

BOSTON



Ronan White

We are very pleased to present our Annual Report for the year to 30 September 2001.

All of our businesses are based on the provision of ***exceptional customer service*** irrespective of product or location. In this Annual Report we reflect the contribution of people - ***our people*** - to the success of Anglo Irish Bank. Consequently, all the photographs in this year's report feature Anglo Irish Bank personnel.

If you have any queries or comments we would be delighted to hear from you – please contact us at enquiries@angloirishbank.ie

Ronan White

HEAD OF CORPORATE COMMUNICATIONS

annual report & accounts 2001



FINANCIAL CALENDAR

Publication of Results		Half Year to 31 March 2001	*1 May*	*2001*
Dividend	Ordinary Shares	Interim Dividend Paid	*17 July*	*2001*
Publication of Results		Year to 30 September 2001	*28 November*	*2001*
Share Transfer Books Closed			*7 December*	*2001*
Accounts Posted to Shareholders			*18 December*	*2001*
Annual General Meeting			*25 January*	*2002*
Dividend	Ordinary Shares	Proposed Final Dividend Payment	*31 January*	*2002*

CONTENTS

Financial Summary



Personal & Corporate €10,080M
Inter Bank €3,764M

SOURCES OF DEPOSITS (€13,844M)



14000
13000
12000
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
3438
4953
7057
9852
13844
1997
1998
1999
2000
2001

TOTAL DEPOSITS
EXPRESSED IN €M



45.0
42.0
39.0
36.0
33.0
30.0
27.0
24.0
21.0
18.0
15.0
12.0
9.0
6.0
3.0
0
10.92
14.75
21.50
29.73
41.92
1997
1998
1999
2000
2001

EARNINGS PER SHARE
EXPRESSED IN CENT



156.0
144.0
132.0
120.0
108.0
96.0
84.0
72.0
60.0
48.0
36.0
24.0
12.0
0
30.7
47.0
74.4
108.9
147.4
1997
1998
1999
2000
2001

PROFITS AFTER TAX
EXPRESSED IN €M

FINANCIAL HIGHLIGHTS

	2001 €m	2000 €m
Profit before Taxation	194.8	133.6
Profit after Taxation	147.4	108.9
Dividends	31.6	24.6
Total Assets	15,757.7	11,047.3
Earnings per €0.32 Share	41.92c	29.73c
Deposits	13,843.5	9,852.3
Advances	10,952.0	7,793.5
Fixed Rate	2,066.5	1,490.9
Variable Rate	8,885.5	6,302.6



11200
10400
9600
8800
8000
7200
6400
5600
4800
4000
3200
2400
1600
800
0
2566
3521
5613
7794
10952
1997
1998
1999
2000
2001

ADVANCES TO CUSTOMERS
EXPRESSED IN €M



16500
15400
14300
13200
12100
11000
9900
8800
7700
6600
5500
4400
3300
2200
1100
0
3993
5561
7935
11047
15758
1997
1998
1999
2000
2001

TOTAL ASSETS
EXPRESSED IN €M



11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
5.33
6.16
7.24
8.70
10.44
1997
1998
1999
2000
2001

DIVIDENDS PER SHARE
EXPRESSED IN CENT

Group Profile

OVERVIEW

Anglo Irish Bank is a bespoke business bank with a private banking arm. The Bank was established in 1964 and it became a publicly quoted company in 1971. The shares are quoted on the Dublin and London Stock Exchanges.

The Bank provides Business Banking, Treasury and Wealth Management services but focuses on particular business activities under each of these areas. It is not a universal bank.

Growth has been largely achieved organically but this has been enhanced through a number of acquisitions that were complementary to established operations. Anglo Irish Bank has pursued a focussed policy of geographic and operational diversification in the past six years, with the result it now has 16 locations across 7 countries and employs in excess of 860 people. It services its customers from operations in Ireland, the United Kingdom, the Isle of Man, Austria, Switzerland, Germany and the United States.

Reflecting the progress achieved in recent years the Bank holds strong investment grade ratings from each of Fitch and Moody's Investor Services, two of the major international credit rating agencies.

STRATEGY

Anglo Irish Bank's strategy is centred on a hands-on relationship approach that is designed to deliver exceptional customer service. Successful relationship banking is based on understanding the customer's business and needs and tailoring the product and the service in an effective and efficient manner to meet these requirements.

BUSINESS BANKING

Business banking is based on secured business lending across a number of sectors to a range of customers including corporates, partnerships, professionals and high net worth individuals. This activity is carried out in Ireland, the United Kingdom and in the greater Boston area in the United States. Lending operations in Ireland are more widely cast than in the other locations and encompass a number of sectors well known to and understood by the Bank. Activities include corporate lending, commercial mortgages, invoice discounting, asset, motor, film and structured finance. The emphasis in the United Kingdom and in the United States is directed to investment property lending, an area of particular expertise for the Bank.

TREASURY

Treasury operations have two main areas of focus - the management of group liquidity and risk and dealing with third party customers.

Group funding, liquidity and risk management is co-ordinated centrally. Funding is sourced through the Bank's deposit taking operations in Ireland, United Kingdom, Isle of Man and Austria. The Bank also uses the international capital markets to supplement its deposit taking efforts and to expand capital resources.

The Bank is a significant player in the international inter-bank markets and in that regard it has a treasury relationship with more than 350 banks.

Treasury business with third parties includes the provision of liquidity and risk management services to a wide range of personal, corporate and institutional customers.

Personal and corporate deposit operations are carried out in Ireland, United Kingdom, Isle of Man and Austria. Corporate foreign exchange services are provided in Ireland, the United Kingdom and through the offices in Boston and Vienna. Trade finance business is conducted in Ireland, the United Kingdom and through the office in Dusseldorf.

WEALTH MANAGEMENT

The Bank's Wealth Management operations include private banking, funds management and retirement planning activities. These are located in Ireland, Austria, the Isle of Man and most recently, Switzerland. The emphasis of these activities is on the protection and creation of wealth for high net worth private clients through a tailored approach to financial planning, asset diversification and investment advice. The concepts of relationship banking and quality customer service are integral elements of these activities.

CONCLUSION

Looking forward, the Bank is focussed on and committed to the sectors where it currently operates. The strategy for the future is to continue the existing niche approach and the consistent delivery of exceptional customer service.



(left to right) Peter Zipper, Ben Langelier and Ernst Traun (Vienna)

Directors



***Board Meeting** - October 2001, Dublin*

Not photographed

Ned Sullivan (53)

▷ who joined the Board in November 2001 is the former Group Managing Director of Glanbia plc and previously held a number of senior management positions in Grand Metropolitan plc. He holds B.Comm and MBS degrees and is a Director of a number of companies in Ireland.

▷ Executive Director
▷ A member of the Audit Committee
A member of the Remuneration Committee
▷ An independent Non-Executive Director
▷ A member of the Nomination Committee
A member of the Risk Committee

Standing (left to right)

Sean FitzPatrick (53)

▷ joined the Board in 1985 and was
▷ appointed Group Chief Executive in 1986. Prior to joining Anglo Irish Bank Corporation plc in 1978, he took a business degree and qualified as a Chartered Accountant. He is a Director of the Dublin Docklands Authority, a member of the Council of the Institute of Chartered Accountants in Ireland and a past President of The Irish Bankers Federation.

Anthony O'Brien (65)

▷ joined the Board in March 1997 and is Group Managing Director
▷ of the Cantrell & Cochrane Group Limited. He is also a non-executive Director of CRH plc and is a Past President of The Irish Business and Employers Confederation (IBEC). He is a Fellow of the Chartered Institute of Management Accountants. In January 1999 he was appointed as non-executive Chairman of the Bank.

Seated (left to right)

Patrick Wright (60)

▷ joined the Board in February 2000.
▷ He is Chairman of the RTE Authority
▷ and of Aon McDonagh Boland Group. He is a Director of the Jefferson Smurfit Group plc, Deputy Chairman of Aer Lingus Group plc, a Trustee of The Irish Business & Employers Confederation, and is an Honorary Fellow of the National College of Industrial Relations and a Fellow of the Irish Management Institute.

Michael Jacob (56)

▷ who has been a Director since 1988, is a Fellow of the Chartered Institute of Management Accountants. He is Chairman of the Lett Group of companies, Deputy Chairman of SIAC Construction Limited, President of the Royal Dublin Society and a Director of other companies.

Anton Stanzel (62)

▷ who joined the Board in April 2001,
▷ is a former Director General of the Austrian Ministry of Finance and a former Associate Professor of the University of Economics in Vienna. He is a Director of Casinos Austria International Limited, Brisbane, Australia.

William Barrett (55)

▷ Head of Group Lending, he joined the Board in November 1993 and is a Fellow of the Chartered Association of Certified Accountants. A career banker, he worked with Allied Irish Banks plc and with ABN Amro Group before joining the group in 1985.



William McAteer (51)

- a Chartered Accountant, was appointed Finance Director of the Group in June 1992. He was previously Managing Director of Yeoman International Leasing Limited, prior to which he was a Partner with Price Waterhouse.

Tiarnan O Mahoney (42)

- Head of Treasury, joined the Board in November 1993 having worked with the Group since 1985. He holds a MBA degree and is an Associate of the Chartered Institute of Management Accountants.

John Rowan (43)

- joined the Board in October 1998. A Chartered Accountant, he joined the Bank in 1985 and is Managing Director of the Bank's operations in the United Kingdom.

William McCann (57)

- retired from the Board in November 2001. A Chartered Accountant, he is a former Managing Partner of Price Waterhouse, Ireland and a former Director of the Central Bank of Ireland. He is Chairman of Galco Steel Limited and Airplanes Group and is Deputy Chairperson of the Irish Takeover Panel. He is a Director of Readymix plc and other companies.

Peter Killen (54)

- who joined the Board in October 1989, has responsibility for Group Risk Asset Management. A career banker, he worked with Allied Irish Banks plc from 1967 until he joined Anglo Irish Bank Corporation plc in 1982.

Peter Murray (53)

- who has been a Director since November 1993, is a Fellow of the Institute of Chartered Accountants in Ireland. He is Chairman and/or a Director of a number of companies both in Ireland and overseas.



Chairman's Statement



Anthony O'Brien
CHAIRMAN

RESULTS

I am pleased to report that in the financial year to 30 September 2001 the Bank has achieved another year of very strong growth – our sixteenth consecutive year of record earnings and profit growth.

The highlights for the twelve months to 30 September 2001 were as follows:

- Pre-tax profits increased by 46% to €194.8m
- Attributable profit increased by 48% to €124.1m
- Basic EPS increased by 41% to 41.92c
- Lending increased by 39%
- Deposits grew by 41%
- Cost/income ratio down to 30%

These results are excellent and can be viewed in the context of a five year compound annual growth rate in pre-tax profits of 45% and in earnings per share of 35%. During this period the return on shareholders' funds has also grown and stood at 31% for the year ended 30 September 2001.

This growth has been achieved without margin dilution whilst maintaining stringent risk management standards and taking a very prudent approach to provisioning. The key drivers have been a strong customer service focus in clearly defined lending markets and the continued development of sources of recurring fee based income.

The strong operating performance has been reflected in a further strengthening of the balance sheet and the capital base of the Bank. Total assets were €15.8 billion at the end of September 2001 and capital resources stood at €1.6 billion at that date. This provides the Bank with the platform to continue growing its share of the markets in which it operates.



Mary Lydon (Dublin) with David Drumm (Boston)

Reception
Head Office, Dublin

DIVIDEND

The Board is recommending a final dividend of 6.84c, an increase of 22% on last year's final dividend. The total dividend for the year of 10.44c represents an increase of 20% on the previous year. The Bank's dividend is now four times covered by earnings.

It is proposed to pay the final dividend on 31 January 2002 to shareholders on the Bank's register at the close of business on 7 December 2001. Withholding tax may apply. Shareholders will again be offered the choice of new shares in lieu of the cash equivalent of their dividend.

CAPITAL

In addition to the significant growth in internally generated capital through retained earnings in the year to 30 September 2001, the Bank has also augmented its Tier 1 capital base from a number of other sources in the course of the year. A €42 million ordinary share placing was completed in January 2001 and in June 2001 a Stg£200 million Perpetual Capital Instrument transaction was completed.

This demonstrates the ability of the Bank to expand its Tier 1 capital base in a diversified manner that is efficient in terms of the return earned for ordinary shareholders.

The Bank's Tier 2 capital and funding requirements have been similarly augmented from a cocktail of sources over the last year. This approach has served the Bank well in terms of managing the growth over the last five years. This policy will be continued.

RATING

The Board was pleased to note the decision by Moody's, the international ratings agency, in April 2001 to upgrade the Bank's long-term deposit credit rating to A3. This is in recognition of the strength and quality of our business franchise and the diversification we have achieved in our business operations.

STRATEGY

The success of Anglo Irish Bank is based on a clearly focussed strategy of providing bespoke banking services to niche markets. The Bank's core lending and treasury businesses have been grown organically and through selective acquisitions. The non-risk asset fee earning businesses have been developed on a green field basis, through acquisition and the recruitment of specialist teams. This strategy is reviewed on a regular basis and the Board believes that it continues to be the relevant and correct one for the Bank.

The overriding consideration of the Board and management of the Bank in growing the businesses has been the creation of shareholder value. This is reflected in the strong proprietorial culture that pervades the Bank and that has been a major contributor to its success.

What has also set the Bank apart has been the successful and consistent implementation of its chosen strategy. It has retained focus on the lending side of the business and developed a strong flow of income from its diversified fee earning operations. The acquisition of Banque Marcuard Cook, a private bank in Geneva, Switzerland, in April of this year is further evidence of this successful diversification.

The benefits of the strategy will continue to be seen in the uncertain external operating environment that we have now entered. There are examples in every marketplace where banks with a clear focus outperform their universal banking competitors in more difficult markets.

OUTLOOK

In line with the slowdown in the US economy since early 2001, the Irish economy has experienced a reduction in its growth levels compared with previous years. Economic commentators acknowledge that while the global economic outlook for 2002 is uncertain, the fundamentals for the Irish economy continue to be very strong in terms of monetary, demographic, and fiscal stimuli.

Economic indicators in the UK remain positive. The Bank's UK lending operation was set up to provide low risk geographic diversification. The UK business now accounts for 37% of the Bank's total loan book.

Your Board looks forward to 2002 with a positive perspective. The Bank has used the buoyant economic conditions of the past number of years to good effect, building strong asset quality, provisioning prudently, diversifying and broadening the geographic spread of business and, importantly, establishing a strong position in our niche markets through the consistent delivery of service oriented, bespoke banking. The benefits of this approach have clearly been demonstrated in the past and will come to the fore as the economic environment changes. Your Board is confident of another strong performance during the year ahead.



David O'Connor and John Nolan (Galway)

CONCLUSION

The Bank recently announced a number of changes in the composition of the Board, including the appointment of Peter Murray as Chairman, to take effect following my retirement at the Annual General Meeting in January 2002 on completion of my term of office. Billy McCann has retired, having concluded his term of office, and the Board announced the appointment of Ned Sullivan as a non-executive Director.

I would like to pay tribute to the contribution that Billy McCann has made to the Bank during his term of office. His broad experience of business and regulatory matters was of great value to the Board.

Ned Sullivan brings extensive domestic and international experience and expertise and I know that he will make an important contribution to the Board going forward.

For my own part, I would like to thank my fellow directors and the management and staff of the Bank for the opportunity to be part of this exciting phase of the Bank's development. I wish the incoming Chairman every success in the position and I have no doubt that he will provide strong guidance to the Bank in the coming years.

The strategy which has enabled the Bank to develop and expand will continue to be pursued and the Board is confident that your Bank can deliver strong earnings growth in the coming year.

Anthony O'Brien
CHAIRMAN
27 November 2001

The Bank has had another excellent year, the sixteenth year in which we have delivered increased profits.

We have experienced particularly strong levels of growth over the last five years reflecting the critical mass we have achieved in the markets in which we operate and the strength of our business models in business banking and private banking. In this period, the compound annual growth rates for EPS and total assets have been 35% and 39% respectively.

The key to this success is the provision of exceptional customer service, in a very focussed manner, to well defined niche markets. This is essentially relationship banking and it gives the Bank a long-term sustainable competitive advantage that enables it deliver superior returns to shareholders.



Sean FitzPatrick
CHIEF EXECUTIVE

BANKING OPERATIONS

In the financial year to 30 September 2001, the Bank saw good growth in lending volumes across all areas of operation. At year end, total customer loans stood at €11.5 billion, an increase of 39%. This growth was achieved without margin dilution and without compromising our stringent risk management standards.

The Irish lending businesses had another outstanding year, both in Dublin and in the Area Offices. It is clear that the Bank continued to grow its market share through the provision of a top quality service to existing and to new clients. The sectoral spread of our loan book remains broadly unchanged.

Our UK lending operation also had another excellent year and at year end it represented 37% of the total loan book. That business now ranks in the top 10 foreign owned investment property lending banks in the UK and continues to focus on its area of expertise and develop its franchise. It is noteworthy that the UK business has grown at the same pace as the business in Ireland over the last five years, despite the fact that the economy has been growing at a slower level. This is a measure of its success to date and gives the Board great confidence as to its future prospects.

The Boston representative office continues to develop a franchise in its local area. Here again, the benefits of being a focussed niche player are evident. There are clearly excellent opportunities, even in developed banking markets, for banks that deliver a quality service.

During the last year, the Bank continued to adhere to its strong and well defined credit policies. These are implemented and managed on a centralised basis to ensure consistency across all lending operations. The practice of reviewing every loan on a quarterly basis pays dividends in that surprises are avoided and the Bank can deal with any issues on a timely basis. We continued to adopt a very prudent approach to loan provisioning. In the year just ended, the Bank increased its general provision by €55.3 million to €146 million, in addition to making prudent specific provisions.

The Bank has not seen any negative trends in terms of deteriorating asset quality in any of its loan books.

TREASURY OPERATIONS

The Treasury division had another good year in its core activities of managing the Bank's interest rate and foreign exchange exposures and funding the growth of risk assets.

Over the last year the Bank has continued to be successful in funding the growth in its loan book, with a 41% increase in total deposits. This is spread across a broad range of clients and markets and is not dependent on the maintenance of an expensive branch office network.

The decision by Moody's Investors Services, the international ratings agency, to upgrade the Bank's long-term deposit credit rating to A3 in April of this year will allow wider access to the capital markets and to a broader range of corporate depositors.

In addition to the different Tier 1 capital raising developments over the last year, outlined by the Chairman in his statement, the Treasury Division has been very active in raising subordinated Tier 2 capital products and in widening the sources of funding for the Bank.

In April 2001, a €150 million Lower Tier 2 subordinated debt transaction was completed, followed by a €600 million Revolving Credit Facility in June. In August 2001, a €1.5 billion MTN (Medium Term Note) Programme was put in place. The different sources of capital and funding that are now available to the Bank leave it well placed to manage future increases in lending.



Terry Carroll and José Balagué (Geneva)

(Left to Right)
Neil Adair, Ajay Sharma and
Catherine Connolly (Belfast)


(Left to Right) Caroline McCaul, Susan Columb and Noelle Fogarty (Reception, Dublin)

FEE EARNING BUSINESSES

The fee earning non-risk asset businesses made significant contributions to the Bank's profitability over the last year. They are now spread over different activities and markets, giving a good counterbalance to our lending operations. The private banking and asset management businesses are generating fees in Ireland, the Isle of Man, Austria and now in Switzerland. The difficulties in the equity markets have made it more challenging for those businesses. Nevertheless, their spread of activities has enabled them to continue to deliver good levels of growth.

Corporate foreign exchange services are centralised in our dealing room in Dublin but are provided to clients in Ireland, the UK, the US and Austria. Our business model of local marketing, combined with central execution and risk management is transportable to other markets, where the incumbent banks are providing a poor quality service to the middle market. It is our intention to develop this business in other centres in continental Europe and the US.

The trade finance business operates from Ireland, the UK and Dusseldorf and it also had a good year.

ACQUISITIONS

In December 2000 we announced the acquisition of a private bank - Banque Marcuard Cook, which has been renamed Anglo Irish Bank (Suisse) S.A. The acquisition was completed in early April 2001. The bank provides asset management services to high net worth private clients across Europe from its base in Geneva. The first six months under our stewardship have gone well, with no loss of clients. Anglo Irish Bank (Suisse)'s long experience and expertise in the area of alternative investment strategies or hedge funds have yielded dividends for our clients in the difficult equity markets that have prevailed over the last year. We look forward to growing our client base in the same manner as we have previously achieved in Vienna.

The Bank continues to look at other acquisition opportunities that fit our exacting commercial and financial criteria. These include loan books in our home markets and asset management operations in continental Europe. We will continue to adopt a very discerning approach in examining these opportunities and only complete them if we believe that they will add to shareholder value. It is a credit to the strength of the underlying business of the bank that its growth is not dependent on the completion of acquisitions. That has always been the case and will continue to be so going forward.



RETIREMENT OF DIRECTORS

I would like to record my personal and sincere appreciation to Tony O'Brien, Tony Coleby and Billy McCann on their retirement from the Board. Their contribution to the development of the bank has been enormous and their experience and counsel will be greatly missed by both my colleagues and myself.

FUTURE

The strategy of the bank remains unchanged - providing bespoke banking services to niche markets. This business model has delivered record profit growth levels over the last 16 years and is sustainable going forward.

While the Bank has undoubtedly entered more turbulent and uncertain times in the markets in which it operates, the management has extensive experience over two decades of operating in challenging markets.

I am confident that the building blocks that have been put in place in both our lending and fee earning businesses leave the Bank well placed to continue to grow and deliver the demanding targets that we have set.

Sean FitzPatrick
CHIEF EXECUTIVE
27 November 2001

Report of the Directors

The directors present their report and the audited financial statements for the year ended 30 September 2001.

RESULTS

The group profit on ordinary activities before taxation for the year amounted to €194.8 million and has been dealt with as shown in the consolidated profit and loss account on page 26.

REVIEW OF ACTIVITIES

The principal activities of the group are the provision of banking services. The chairman's statement and the chief executive's review on pages 9 to 15 report on developments during the year, on likely future developments and on events since 30 September 2001.

DIVIDENDS

An interim dividend of 3.6c per share was paid on 17 July 2001 amounting to €10.8 million. Subject to shareholders' approval, it is proposed to pay a final dividend on 31 January 2002 of 6.84c per share to all registered shareholders at the close of business on 7 December 2001. Dividend withholding tax ("DWT") may apply on the proposed final dividend depending on the tax status of each shareholder.

Shareholders chose to receive 2,019,403 ordinary shares instead of cash dividends paid in January and July. Shareholders will be offered the choice of taking new ordinary shares in lieu of the proposed final dividend, after deduction of DWT where applicable.

CAPITAL RESOURCES

Details of the changes in capital resources during the year are included in notes 25 to 31 of the financial statements.

DIRECTORS AND SECRETARY

The names of the directors appear on pages 6 and 7, together with a short biographical note on each director. Anton Stanzel and Ned Sullivan were co-opted to the board on 19 April 2001 and 12 November 2001 respectively and, being eligible, offer themselves for re-election. William McCann retired on 12 November 2001 following the completion of his three year term and Anthony O'Brien will retire as a director following the forthcoming annual general meeting.

Peter Murray, William Barrett, Tiarnan O Mahoney and John Rowan retire by rotation as directors in accordance with the articles of association and, being eligible, offer themselves for re-election. Ronan Murphy acted as secretary to the company throughout the year. The interests of the directors and secretary in the share capital of the company are shown in the remuneration committee's report on behalf of the board set out in note 43 to the financial statements.

SUBSTANTIAL SHAREHOLDINGS

Details of interests in the ordinary share capital which have been notified to the company of over 3% of the issued ordinary shares are shown on page 79.

GROUP UNDERTAKINGS AND FOREIGN BRANCHES

Particulars of the principal subsidiary undertakings within the group required to be declared under Section 16 of the Companies (Amendment) Act, 1986, are shown in note 14. The company has established branches, within the meaning of EU Council Directive 89/666/EEC, in the United Kingdom.

WELFARE OF EMPLOYEES

It is the group's policy to attach a high priority and commitment to the health and welfare of employees by maintaining a safe place and system of work. The group continues to review its compliance with the requirements of employment legislation, including the Safety, Health and Welfare at Work Act, 1989. A Safety Statement has been issued in accordance with the requirements of the Act.

CORPORATE GOVERNANCE

The directors' corporate governance statement appears on pages 18 to 20.

BOOKS AND ACCOUNTING RECORDS

The directors are responsible for ensuring that proper books and accounting records, as outlined in Section 202 of the Companies Act, 1990, are kept by the company. To ensure compliance with these requirements the directors have appointed professionally qualified accounting personnel. These books and accounting records are maintained at the company's registered office at Stephen Court, 18/21 St. Stephen's Green, Dublin 2.

AUDITORS

The auditors, Ernst & Young, have expressed their willingness to continue in office.

27 November 2001

Directors: Anthony O'Brien, Sean FitzPatrick, Peter Murray.
Secretary: Ronan Murphy.



Corporate Governance Statement

The directors of the company are committed to maintaining the highest standards of corporate governance. This corporate governance statement describes how the company applies the principles set down in "The Combined Code : Principles of Good Governance and Code of Best Practice" (the "Code") adopted by the Irish Stock Exchange and the London Stock Exchange and comments on its compliance with the Code's provisions.

The board currently consists of twelve directors, six of whom are non-executive directors. A short biographical note on each director is set out on pages 6 and 7.

The roles of the chairman and chief executive are separate with clearly defined responsibilities attaching to each.

Michael Jacob has been nominated as the senior independent non-executive director.

The non-executive directors are independent of management and all directors bring their independent judgement to bear on issues of strategy, performance, resources, key appointments and standards of conduct.

The board meets at least eight times annually and has a formal schedule of matters specifically reserved to it for decision. It receives regular management reports and information on corporate and business issues to enable reviews of performance against business targets and objectives to be undertaken.

Directors are initially appointed for a three year term and may be reappointed for further three year terms. All directors must submit themselves for re-election at intervals of not more than three years. On appointment all directors are briefed comprehensively on the activities of the group.

The directors have access to the advice and services of the company secretary. The directors also have access to independent professional advice, at the group's expense, if and when required.

BOARD COMMITTEES

There are four board committees which have specific terms of reference which are reviewed periodically.

REMUNERATION COMMITTEE

During the year the remuneration committee's membership consisted of Anthony O'Brien (chairman), Michael Jacob and William McCann, all of whom were non-executive directors. The committee is responsible for the formulation of the group's policy on remuneration in relation to all executive directors and other senior executives.
The committee's report on behalf of the board on directors' remuneration and interests is set out in note 43 to the financial statements.

AUDIT COMMITTEE

The audit committee's current members are Peter Murray (chairman), Anton Stanzel and Patrick Wright, all of whom are non-executive directors. The audit committee meets at least four times during each year to review internal controls, audit reports and plans. The audit committee has unrestricted access to both the internal and external auditors. It meets with the external auditors at least once each year. The independence and objectivity of the external auditors is considered periodically together with the scope and results of the audit and its cost effectiveness.

(Left to Right) Des O'Houlihan, Sylvia Parik and Nicolas Pawloff (Vienna)



RISK COMMITTEE

With effect from 1 October 2000 a risk committee comprising two non-executive directors and two executive directors was established. It's members are Michael Jacob (chairman), Peter Killen, Peter Murray and Tiarnan O Mahoney.

It's main role is to oversee risk management and to review, on behalf of the board, the key risks inherent in the business and the system of control necessary to manage such risks and to present their findings to the board.

NOMINATION COMMITTEE

The nomination committee's current membership comprises Anthony O'Brien (chairman), Sean FitzPatrick, Peter Murray and Patrick Wright. William McCann also served on this committee during the year. This committee is responsible for recommending the appointment of directors to the board and for reviewing senior management succession plans.

INTERNAL CONTROLS

The directors confirm that they established procedures to implement the Turnbull Guidance in full with effect from 1 October 2000.

The directors acknowledge their overall responsibility for the group's systems of internal control and for reviewing their effectiveness. Such systems can provide only reasonable and not absolute assurance against material financial misstatement or loss. Such losses could arise because of the nature of the group's business in undertaking a wide range of financial services that inherently involve varying degrees of risk.

The board confirms that during the year under review and up to the date of approval of the annual report and financial statements there was in place an ongoing process for identifying, evaluating and managing the significant risks faced by the group and that this process is regularly reviewed by the board and accords with the Turnbull Guidance.

The key elements of the procedures established by the directors to provide effective internal control include:

an organisation structure with clearly defined authority limits and reporting mechanisms to higher levels of management and to the board which supports the maintenance of a strong control environment.

established systems and guidelines which identify, control and report on key risks. The group credit committee together with the group asset and liability committee provide support to the board audit and risk committees in ensuring efficient procedures are in place to manage risk.

an annual budgeting and monthly financial reporting system for all group business units which enables progress against longer term objectives and annual budget to be monitored, trends to be evaluated and variances to be acted upon.

the group internal audit function reports to the chief executive and the audit committee and reports on compliance with policies and standards throughout the group.

- a comprehensive set of policies and guidelines relating to capital expenditure, computer security, business continuity planning, asset and liability management (including interest, currency and liquidity risk), operational risk management and credit risk management.
- audit and risk committees, which on the board's behalf, review the effectiveness of the systems of financial, operational and compliance controls and whose membership and main activities are set out in this statement. These committees review and report to the board on the internal audit, compliance and risk management programs.
- following each audit and risk committee meeting, the chairman of the committee reports to the board and minutes of such meetings are circulated to all members of the board.

Controls are reviewed systematically by internal audit, which has a group-wide role. Emphasis is focussed on areas of greatest risk as identified by risk analysis. In addition, the systems of internal control are also subject to regulatory supervision by the Central Bank of Ireland and other regulators in Ireland and overseas.

The effectiveness of the group's internal controls is reviewed periodically by the audit committee. This is achieved primarily by a review of the work of internal audit and of the management letter, which include details of any material internal control issues highlighted in the course of their normal audit work, provided by the group's external auditors.

On behalf of the board, the audit and risk committees confirm that they have reviewed the effectiveness of the systems of internal control in existence in the group for the year ended 30 September 2001. The review undertaken covers all aspects of control including financial, operational and compliance controls and risk management.

GOING CONCERN

The directors confirm that they are satisfied that the company and the group have adequate resources to continue to operate for the foreseeable future and are financially sound. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

COMMUNICATIONS WITH SHAREHOLDERS

Communications with shareholders are given high priority. There is regular dialogue with individual institutional shareholders and presentations are given at the time of the release of the annual and interim results. All shareholders are encouraged to attend the annual general meeting.

COMPLIANCE STATEMENT

The company has complied throughout the year ended 30 September 2001 with all the provisions of the Combined Code.

Statement of Directors' Responsibilities

The following statement, which should be read in conjunction with the auditors' report on pages 22 and 23, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements.

Irish company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the group as at the end of the financial year and of the profit or loss of the group for that year. With regard to the financial statements on pages 26 to 76, the directors have determined that it is appropriate that they continue to be prepared on a going concern basis and consider that in their preparation:

- suitable accounting policies have been selected and applied consistently;
- judgements and estimates that are reasonable and prudent have been made; and
- applicable accounting standards have been followed.

The directors are responsible for ensuring that proper books of account are kept which disclose the financial position of the company and of the group and which enable them to ensure that the financial statements comply with the Companies Acts, 1963 to 2001, and the European Communities (Credit Institutions: Accounts) Regulations, 1992. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and of the group and to prevent and detect fraud and other irregularities.

Auditors' Report

To the shareholders of Anglo Irish Bank Corporation plc

We have audited the consolidated financial statements on pages 26 to 76 which have been prepared under the historical cost convention and the accounting policies set out on pages 31 to 33.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the annual report. As described on page 21, this includes responsibility for preparing the financial statements in accordance with accounting standards generally accepted in Ireland. Our responsibilities, as independent auditors, are established in Ireland by statute, the Auditing Practices Board, the Listing Rules of the Irish Stock Exchange and our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001, and the European Communities (Credit Institutions: Accounts) Regulations, 1992. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether proper returns adequate for the purposes of our audit have been received from branches not visited by us; whether, at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the company; and whether the information given in the directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the company's balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

We review whether the corporate governance statement on pages 18 to 20 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Irish Stock Exchange and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls or form an opinion on the effectiveness of the company's and the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion, the financial statements give a true and fair view of the state of the affairs of the company and the group as at 30 September 2001 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Acts, 1963 to 2001, and the European Communities (Credit Institutions: Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the company and proper returns adequate for the purpose of our audit have been received from branches not visited by us. The company's balance sheet is in agreement with the books of account.

In our opinion, the information given in the directors' report on pages 16 and 17 is consistent with the financial statements.

In our opinion, the balance sheet on page 28 does not disclose a financial situation which, under the provisions of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the company.

Ernst & Young
Registered Auditors
Dublin.

27 November 2001



Tony Campbell and Catherine Shinnick
(Private Banking, Dublin)

accounts
2001



Consolidated Profit and Loss Account

	Notes	2001 €m	2000 €m
Interest Receivable and Similar Income			
Interest Receivable and Similar Income arising from			
Debt Securities and other Fixed Income Securities		41.9	41.5
Other Interest Receivable and Similar Income		905.8	693.2
Interest Payable and Similar Charges		(678.2)	(529.5)
Net Interest Income		269.5	205.2
Other Income			
Fees and Commissions Receivable		107.3	69.7
Fees and Commissions Payable		(7.9)	(6.7)
Dealing Profits		6.3	2.6
Other Operating Income		7.4	2.6
Total Income		382.6	273.4
Operating Expenses			
Administrative Expenses	2	109.6	83.8
Depreciation and Goodwill Amortisation		8.3	5.0
Provisions for Bad and Doubtful Debts - Specific	9	14.4	15.7
- General	9	55.3	35.3
Amounts Written Off Fixed Asset Investments		0.2	–
		187.8	139.8
Group Profit on Ordinary Activities Before Taxation	3	194.8	133.6
Taxation on Profit on Ordinary Activities	4	(47.4)	(24.7)
Group Profit on Ordinary Activities After Taxation		147.4	108.9
Non-Equity Minority Interest - Preference Dividends	27	(23.3)	(25.0)
Group Profit Attributable to Ordinary Shareholders	5	124.1	83.9
Dividends	6	(31.6)	(24.6)
Group Profit Retained for Year		92.5	59.3
Scrip Dividends	6	6.7	5.1
Renominalisation of Share Capital	28	–	(0.8)
Group Profit Brought Forward		186.1	122.5
Group Profit Carried Forward		285.3	186.1
Basic Earnings Per Share	7	41.92c	29.73c
Diluted Earnings Per Share	7	40.70c	29.07c
Dividends Per Ordinary Share	6	10.44c	8.70c

All gains and losses have been recognised in the profit and loss account and arise from continuing operations. The notes on pages 31 to 76 form part of these financial statements.
Directors: Anthony O'Brien, Sean FitzPatrick, Peter Murray. **Secretary:** Ronan Murphy.

Consolidated Balance Sheet

	Notes	2001 €m	2000 €m
Assets			
Loans and Advances to Banks	8	3,386.7	2,213.2
Loans and Advances to Customers	9	10,952.0	7,793.5
Securitised Assets	10	569.6	510.5
Less: Non-Returnable Proceeds	10	(546.3)	(472.8)
		23.3	37.7
Debt Securities	11	943.5	737.5
Equity Investment Shares	12	1.3	0.5
Own Shares	13	5.3	4.0
Intangible Fixed Assets - Goodwill	15	64.1	3.0
Tangible Fixed Assets	16	29.1	22.7
Other Assets	17	36.4	36.8
Prepayments and Accrued Income		260.4	198.4
		15,702.1	11,047.3
Life Assurance Assets Attributable to Policyholders	18	55.6	–
Total Assets		15,757.7	11,047.3
Liabilities			
Deposits by Banks	19	3,763.8	2,452.4
Customer Accounts	20	8,862.3	6,471.5
Debt Securities in Issue	21	1,217.4	928.4
Proposed Dividends	6	20.8	15.8
Other Liabilities	22	56.3	35.5
Accruals and Deferred Income		220.1	181.7
Provisions for Liabilities and Charges	23	4.8	12.5
		14,145.5	10,097.8
Capital Resources			
Subordinated Liabilities	25	476.6	328.7
Perpetual Capital Securities	26	318.3	–
Non-Equity Minority Interest - Preference Shares	27	288.1	293.6
		1,083.0	622.3
Called Up Share Capital	28	97.9	91.1
Share Premium Account	29	89.5	49.1
Other Reserves	30	0.9	0.9
Profit and Loss Account	31	285.3	186.1
Total Shareholders' Funds (All Equity Interests)		473.6	327.2
Total Capital Resources		1,556.6	949.5
		15,702.1	11,047.3
Life Assurance Liabilities Attributable to Policyholders	18	55.6	–
Total Liabilities and Capital Resources		15,757.7	11,047.3
Memorandum Items			
Contingent Liabilities			
Guarantees	32	690.4	491.6
Commitments			
Commitments to Lend	32	2,088.3	1,366.8

The notes on pages 31 to 76 form part of these financial statements.

Directors: Anthony O'Brien, Sean FitzPatrick, Peter Murray. **Secretary:** Ronan Murphy.

Company Balance Sheet

	Notes	2001 €m	2000 €m
Assets			
Loans and Advances to Banks	8	2,782.5	1,738.9
Loans and Advances to Customers	9	10,277.2	7,283.0
Securitised Assets	10	569.6	510.5
Less: Non-Returnable Proceeds	10	(546.3)	(472.8)
		23.3	37.7
Debt Securities	11	905.1	706.0
Equity Investment Shares	12	0.8	–
Investments in Group Undertakings	14	500.2	359.9
Intangible Fixed Assets - Goodwill	15	0.5	0.6
Tangible Fixed Assets	16	20.9	16.2
Other Assets	17	3.2	2.0
Prepayments and Accrued Income		221.9	189.0
Total Assets		14,735.6	10,333.3
Liabilities			
Deposits by Banks	19	4,501.0	3,187.7
Customer Accounts	20	8,048.8	5,605.6
Debt Securities in Issue	21	1,182.6	855.6
Proposed Dividends	6	20.8	15.8
Other Liabilities	22	50.1	26.9
Accruals and Deferred Income		168.0	142.9
Provisions for Liabilities and Charges	23	0.2	7.9
		13,971.5	9,842.4
Capital Resources			
Subordinated Liabilities	25	476.6	328.7
Called Up Share Capital	28	97.9	91.1
Share Premium Account	29	89.5	49.1
Other Reserves	30	1.3	1.3
Profit and Loss Account	31	98.8	20.7
Total Shareholders' Funds (All Equity Interests)		287.5	162.2
Total Capital Resources		764.1	490.9
Total Liabilities and Capital Resources		14,735.6	10,333.3
Memorandum Items			
Contingent Liabilities:			
Guarantees	32	669.4	462.6
Commitments:			
Commitments to Lend	32	2,088.3	1,353.3

The notes on pages 31 to 76 form part of these financial statements.

Directors: Anthony O'Brien, Sean FitzPatrick, Peter Murray. **Secretary:** Ronan Murphy.

Consolidated Cash Flow Statement

	Notes	2001 €m	2000 €m
Reconciliation of Operating Profit To Net Operating Cash Flows			
Operating Profit		194.8	133.6
Increase in Accruals and Deferred Income		22.3	52.1
Increase in Prepayments and Accrued Income		(64.2)	(102.8)
Interest Charged on Subordinated Liabilities		33.4	16.3
Interest Charged on Perpetual Capital Securities		7.2	–
Interest Earned on Debt Securities and other Fixed Income Securities		(41.9)	(41.5)
Provisions for Bad and Doubtful Debts		69.7	51.0
Loans and Advances Written Off Net of Recoveries		(15.6)	(2.2)
Depreciation and Goodwill Amortisation		8.3	5.0
Amounts Written Off Fixed Asset Investments		0.2	–
Profit on Disposal of Tangible Fixed Assets		(0.3)	–
Amortisation of Debt Securities		–	(0.1)
Net Cash Flow from Trading Activities		213.9	111.4
Net Increase in Deposits		3,890.2	2,795.4
Net Increase in Loans and Advances to Customers		(3,145.1)	(2,267.5)
Net Decrease/(Increase) in Loans and Advances to Banks		79.5	(840.0)
Net Increase in Other Liabilities		0.6	0.3
Net Increase in Provisions for Liabilities and Charges		–	0.3
Exchange Movements		(16.1)	38.5
Net Decrease/(Increase) in Other Assets		0.7	(0.4)
Net Cash Flow from Operating Activities		1,023.7	(162.0)
Returns on Investment and Servicing of Finance	33	(11.9)	3.6
Tax Paid		(36.6)	(19.3)
Capital Expenditure and Financial Investment	33	(217.9)	(46.6)
Acquisitions and Disposals	33	(75.4)	–
Equity Dividends Paid		(19.9)	(16.5)
Financing	33	525.5	144.3
Increase/(Decrease) in Cash	33	1,187.5	(96.5)

The notes on pages 31 to 76 form part of these financial statements.

Reconciliation of Movements in Shareholders' Funds

	2001 €m	2000 €m
Group Profit Attributable to Ordinary Shareholders	124.1	83.9
Dividends (Net of Scrip)	(24.9)	(19.5)
	99.2	64.4
New Ordinary Share Capital Subscribed	47.2	1.7
Net Addition to Shareholders' Funds	146.4	66.1
Opening Shareholders' Funds	327.2	261.1
Closing Shareholders' Funds	473.6	327.2

1. BASIS OF ACCOUNTING AND ACCOUNTING POLICIES

These accounts have been prepared under the historical cost convention in accordance with the Companies Acts, 1963 to 2001, and the European Communities (Credit Institutions: Accounts) Regulations, 1992, and with accounting standards generally accepted in Ireland. There have been no changes in accounting policies since last year. The principal accounting polices adopted are as follows:

a) Consolidation

The consolidated accounts include the accounts of the company and all its group undertakings to 30 September 2001. Where a subsidiary undertaking is acquired during the financial year, the consolidated accounts include the attributable results from the date of acquisition up to the end of the financial year.

In order to reflect the different nature of the policyholders' interests in the assurance business, the assets and liabilities attributable to policyholders are classified separately in the consolidated balance sheet.

b) Provisions for Bad and Doubtful Debts

Loans and advances are stated in the balance sheet after deduction of provisions for bad and doubtful debts. The provisions arise as a result of a detailed appraisal of the lending portfolio. Specific provisions made during the year (less amounts released and recoveries of bad debts previously written off) are charged against the profit for the year. A general provision is also made to cover latent loan losses which are present in any lending portfolio but which have not been specifically identified.

c) Income Recognition

Interest on advances is accounted for on an accruals basis. Interest is not taken to profit where recovery is doubtful.

Credit has been taken for finance charges on instalment credit and finance leasing accounts by spreading the income on each contract over the primary period of the agreement by the sum of digits method, save that an amount equivalent to the set-up costs on each agreement is credited to income at the date of acceptance. The finance charges on certain tax-based finance leases are credited to income on an after-tax actuarial basis.

Fees and commissions for services provided are credited to the profit and loss account when earned.

d) New Business Costs

Initial costs of obtaining new business have been charged in arriving at the profit for the year except in the case of introductory commission paid on instalment credit and finance leasing agreements which is charged against revenue over the primary period of each agreement by the sum of digits method.

e) Debt Securities

Debt securities are held for investment purposes. Premiums and discounts on debt securities having a fixed redemption date are amortised over the period from the date of purchase to the date of maturity. These investments are included in the balance sheet at amortised cost. Gains and losses arising on the realisation of debt securities, net of amortisation adjustments, are taken to the profit and loss account as and when realised.

f) Tangible Fixed Assets and Depreciation

Tangible fixed assets are stated at cost and depreciation is provided on a straight line basis over their expected useful lives as follows:

Freehold Properties	2% per annum
Fixtures and Fittings	12.5% to 25% per annum
Computer Equipment	25% per annum
Motor Vehicles	20% per annum

Leasehold properties are depreciated over the shorter of twenty years or the period of the lease on a straight line basis.

g) Deferred Taxation

Deferred taxation is accounted for in respect of timing differences between profits stated in the accounts and profits computed for taxation purposes using the liability method to the extent that there is a reasonable probability that a tax liability or asset is likely to arise in the foreseeable future. The calculation of the deferred taxation asset or liability is based on the expected taxation rates applicable when the assets or liabilities crystallise.

h) Foreign Currencies

Assets and liabilities denominated in foreign currencies and commitments for the purchase and sale of foreign currencies are translated at the appropriate spot and forward rates of exchange ruling at the balance sheet dates. Profits and losses in foreign currencies are translated into euro at the closing rates of exchange.

Exchange differences, net of hedging gains and losses, which arise from the application of closing rates of exchange to the opening net assets held in foreign currencies are recorded as exchange translation adjustments on reserves.

All other exchange profits and losses, which arise from normal trading activities, are included in the profit and loss account.

i) Goodwill

Purchased goodwill represents the excess of the purchase consideration over the fair value ascribed to the net tangible assets acquired. Purchased goodwill arising on acquisitions on or after 1 October 1998 is capitalised as an intangible asset and amortised over the estimated useful economic lives of these acquisitions. Prior to that date purchased goodwill had been written off against reserves in the year of acquisition.

j) Derivatives

Derivative instruments used for trading purposes include swaps, futures, forwards, forward rate agreements and options in the interest rate and foreign exchange markets. These derivatives are measured at fair value and the resultant profits and losses are included in dealing profits. In the event of a market price not being readily available internally generated prices will be used. These prices are calculated using recognised formulae for the type of transaction. Where market prices may not be achievable because of the illiquidity of markets, adjustments are made in determining fair value. Unrealised gains and losses are reported in prepayments or accruals on a gross basis.

Derivative instruments used for hedging purposes include swaps, futures, forwards, forward rate agreements and options in the interest rate, foreign exchange and equity markets. Gains and losses on these derivatives which are entered into for specifically designated hedging purposes are taken to the profit and loss account in accordance with the accounting treatment of the underlying transaction. Accrued income or expense is reported in prepayments or accruals on a gross basis. Profits and losses related to qualifying hedges of firm commitments and anticipated transactions are deferred and taken to the profit and loss account when the hedged transactions occur.

The criteria required for a instrument to be classified as a designated hedge are:

(i) Adequate evidence of the intention to hedge must be established at the outset of the transaction.

(ii) The transaction must match or eliminate a proportion of the risk inherent in the assets, liabilities, positions or cash flows being hedged. Changes in the derivatives fair value must be highly correlated with changes in the fair value of the underlying hedged item for the entire life of the contract.

Where these criteria are not met, transactions are measured at fair value.

Where a transaction originally entered into for hedging purposes no longer represents a hedge, its value is restated at fair value and any change in value is taken to the profit and loss account immediately.

ACCOUNTING POLICIES (Continued)

k) Capital Instruments

The issue expenses of capital instruments other than equity shares are deducted from the proceeds of issue and, where appropriate, are amortised in the profit and loss account so that the finance costs are allocated to accounting periods over the economic life of these instruments at a constant rate based on their carrying amount. The issue expenses of equity and non-equity capital instruments with an indeterminate economic life are not amortised.

l) Securitised Assets

Assets sold under securisation arrangements whereby the group retains significant rights to benefits but where its maximum loss is limited to a fixed monetary amount are included in the balance sheet at their gross amount less the non-returnable proceeds received on securitisation using a linked presentation. The contribution earned from securitised assets is included in other operating income.

m) Operating Leases

Rentals on operating leases are charged to the profit and loss account in equal instalments over the lease term.

n) Pensions

The group's contributions to defined benefit pension schemes are based on the recommendations of an independent qualified actuary and are charged in the profit and loss account so as to spread the pensions cost over eligible employees' service lives at stable contribution rates. Variations from the regular cost are spread over the average remaining service life of the relevant employees. The costs of the group's defined contribution pension schemes are charged in the profit and loss account in the year in which these costs are incurred. Differences between the amounts funded and the amounts charged in the profit and loss account are treated as either provisions or prepayments in the balance sheet.

o) Scrip Dividends

Scrip dividends are initially recorded at the cash amount as an appropriation in the profit and loss account. When scrip shares are issued in place of dividends the cash equivalent, net of dividend withholding tax where applicable, is written back in the profit and loss account. Shares issued in lieu are set-off against the share premium account.

p) Fiduciary and Trust Activities

The group acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, unit trusts, investment trusts and pension schemes. These assets are not consolidated in the accounts as the group does not have beneficial ownership. Fees and commissions earned in respect of these activities are included in the profit and loss account.

	2001 €m	2000 €m

2. ADMINISTRATIVE EXPENSES

	2001 €m	2000 €m
Staff Costs:		
Wages and Salaries	59.5	45.8
Social Welfare Costs	5.6	3.6
Pension Costs	4.9	4.6
Other Staff Costs	2.3	1.6
	72.3	55.6
Other Administrative Costs	37.3	28.2
	109.6	83.8

The average number of persons employed by the group during the year, analysed by geographic location, was as follows:	2001	2000
Republic of Ireland	485	433
United Kingdom and Isle of Man	172	142
Rest of the World	150	91
	807	666

3. GROUP PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

The group profit on ordinary activities before taxation is arrived at after charging/(crediting) the following items:

	2001 €m	2000 €m
Auditors' Remuneration	0.5	0.3
Depreciation of Tangible Fixed Assets	6.5	4.9
Amortisation of Intangible Fixed Assets - Goodwill	1.8	0.1
Operating Lease Rentals:		
Property	4.7	2.8
Equipment	1.8	1.5
Financing Costs of Subordinated Liabilities	33.4	16.3
Financing Costs of Perpetual Capital Securities	7.2	–
Finance Leasing and Hire Purchase Income	(37.3)	(29.9)

The group profit on ordinary activities before taxation is not materially affected by the results of acquisitions or discontinued operations during the year.

	2001 €m	2000 €m
4. TAXATION ON PROFIT ON ORDINARY ACTIVITIES		
Irish Corporation Tax	**(44.6)**	(23.6)
Double Taxation Relief	**16.8**	10.1
	(27.8)	(13.5)
Foreign Corporation Tax	**(29.8)**	(15.6)
	(57.6)	(29.1)
Deferred Tax	**9.9**	1.2
Overprovision in Previous Years	**0.3**	3.2
	(47.4)	(24.7)
Effective Tax Rate	**24.3%**	18.5%

The legislated standard rate of Irish Corporation Tax for trading income has been reduced, on a phased basis, to 12.5%. The standard rate is 20% for the year 2001, 16% for the year 2002 and 12.5% for the year 2003 and subsequent years.

5. GROUP PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

€103.2m (2000: €20.3m) of the group profit attributable to ordinary shareholders is dealt with in the accounts of the parent undertaking. As permitted by Regulation 5 (2) of the European Communities (Credit Institutions: Accounts) Regulations, 1992, a separate profit and loss account for the parent undertaking has not been presented.

	2001 €m	2001 €m	2000 €m	2000 €m
6. DIVIDENDS				
Paid:				
Interim Dividend of 3.6c per Share (2000: 3.1c)				
– Cash		**(8.5)**		(6.9)
– Issued as Scrip		**(2.3)**		(1.9)
		(10.8)		(8.8)
Proposed:				
Final Dividend of 6.84c per Share (2000: 5.6c)		**(20.8)**		(15.8)
		(31.6)		(24.6)
Scrip Dividends:				
Final (Previous Year)	**4.4**		3.2	
Interim	**2.3**		1.9	
		6.7		5.1
		(24.9)		(19.5)

7. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the group profit of €124.08m (2000: €83.91m) which is after taxation and minority interests and on the weighted average number of equity shares in issue of 295,971,835 (2000: 282,210,729). In accordance with Financial Reporting Standard 14 -"Earnings per Share", dividends arising on shares held by employee share trusts (Note 13) are excluded in arriving at profit before taxation and deducted from the aggregate of dividends paid and proposed. The weighted average number of shares held by the trusts are excluded from the earnings per share calculation. The effect of options granted under the employee share option and SAYE schemes is to increase the weighted average number of equity shares for the calculation of diluted earnings per share by 8,861,659 (2000: 6,426,195) to 304,833,494 (2000: 288,636,924).

	The Group		The Company	
	2001 €m	2000 €m	2001 €m	2000 €m
8. LOANS AND ADVANCES TO BANKS				
Repayable on Demand	1,334.9	147.4	1,315.3	134.8
Other Loans and Advances to Banks				
Analysed by Remaining Maturity:				
Three Months or Less	1,620.1	1,783.8	1,035.5	1,322.1
One Year or Less but Over Three Months	415.1	266.9	415.1	266.9
Five Years or Less but Over One Year	16.6	15.1	16.6	15.1
	3,386.7	2,213.2	2,782.5	1,738.9
Amounts Include:				
Due from Group Undertakings			22.3	–
9. LOANS AND ADVANCES TO CUSTOMERS				
Amounts Receivable under Finance Leases	216.8	205.5	188.8	176.8
Amounts Receivable under Hire Purchase Contracts	189.2	138.3	71.3	57.9
Other Loans and Advances to Customers	10,546.0	7,449.7	10,017.1	7,048.3
	10,952.0	7,793.5	10,277.2	7,283.0
Amounts Include:				
Due from Group Undertakings			522.0	437.1
Repayable on Demand	1,430.9	834.6	1,782.9	1,113.0
Other Loans and Advances to Customers				
Analysed by Remaining Maturity:				
Three Months or Less	1,392.1	1,360.6	1,026.5	1,010.0
One Year or Less but Over Three Months	2,552.7	2,114.6	2,338.8	1,922.2
Five Years or Less but Over One Year	3,416.2	2,221.4	3,136.4	2,019.0
Over Five Years	2,372.1	1,423.6	2,186.2	1,366.4
	11,164.0	7,954.8	10,470.8	7,430.6
Provisions for Bad and Doubtful Debts	(212.0)	(161.3)	(193.6)	(147.6)
	10,952.0	7,793.5	10,277.2	7,283.0
Provisions for Bad and Doubtful Debts:				
At Beginning of Year	161.3	107.2	147.6	89.7
Exchange Adjustments	(3.4)	5.3	(3.0)	4.7
Charge against Profits - Specific	14.4	15.7	12.3	14.9
- General	55.3	35.3	48.4	39.0
Write-Offs Net of Recoveries	(15.6)	(2.2)	(13.5)	(1.7)
Group Transfers	–	–	1.8	1.0
At End of Year	212.0	161.3	193.6	147.6
Specific	66.0	68.7	59.3	61.5
General	146.0	92.6	134.3	86.1
Total	212.0	161.3	193.6	147.6

The cost of assets acquired by the group during the year for letting under finance leases and hire purchase contracts amounted to €271.4m (2000: €241.3m).

	2001 €m	2000 €m

10. SECURITISED ASSETS

	2001 €m	2000 €m
Securitised Assets	569.6	510.5
Less: Non-Returnable Proceeds	(546.3)	(472.8)
	23.3	37.7

Anglo Irish Bank Corporation plc ("Anglo") sold a portfolio of commercial investment property loans from its United Kingdom originated loan book on 22 September 2000 to Monument Securitisation No. 1 plc ("Monument"), a company incorporated under the Companies Act, 1985 and registered and operating in the United Kingdom. The group does not own directly or indirectly any of the share capital of Monument or its parent company.

The initial value of the loans securitised was Stg£306.5m and Anglo could increase this to Stg£375m, subject to certain conditions. Under the terms of the servicing agreement between Monument and Anglo, Anglo continues to administer the loans, for which it receives fee income. As this transaction occurred eight days before the 2000 financial year end no income or expense was recognised in that period as the amounts involved were insignificant in a group context.

Monument funded the transaction by issuing mortgage backed notes, the lowest ranking of which were purchased by Anglo. The issue terms of the notes include provisions whereby neither Monument nor the noteholders have recourse to the group and no group company is obliged or intends to support any losses of Monument or the noteholders.

Monument entered into certain interest rate hedges to manage its interest rate position. These contracts were entered into with a third party bank.

Anglo is not obliged to repurchase any of the assets from Monument. However, Anglo is permitted to transfer new loans and undrawn commitments on existing securitised loans on each interest payment date for the notes until 5 November 2001 up to an amount of Stg£68.5m, subject to certain conditions. In addition, to the extent that repayments or prepayments occur on any of the loans transferred to Monument during the period to 5 November 2001, Anglo can transfer substitute loans up to this value to Monument on each of the note interest payment dates.

The contribution earned by the group during the year in respect of securitised assets is included in other operating income and is analysed as follows:

	2001 €m	2000 €m
Interest Receivable	45.3	–
Interest Payable	(41.0)	–
Fee Income	0.5	–
Operating Expenses	(1.8)	–
Contribution from Securitised Assets	3.0	–

	Book Value 2001 €m	Market Value 2001 €m	Book Value 2000 €m	Market Value 2000 €m
11. DEBT SECURITIES				
The Group				
Government Stocks	256.0	265.1	282.2	282.7
Other Public Bodies	39.0	37.2	15.1	15.2
Listed Private Sector Investments	648.5	647.9	440.2	438.9
	943.5	950.2	737.5	736.8
Due Within One Year	97.8		131.5	
Due One Year and Over	845.7		606.0	
	943.5		737.5	
The Company				
Government Stocks	234.7	243.4	265.4	265.9
Other Public Bodies	39.0	37.2	15.1	15.2
Listed Private Sector Investments	631.4	630.8	425.5	424.2
	905.1	911.4	706.0	705.3
Due Within One Year	83.9		129.3	
Due One Year and Over	821.2		576.7	
	905.1		706.0	

At 30 September 2001 the amount of unamortised discounts net of premiums on debt securities held as financial fixed assets was €20.5m for the group and the company. At 30 September 2001 debt securities held by the group and the company subject to repurchase agreements amounted to €188.4m (2000: €200.9m).

	The Group 2001 €m	The Group 2000 €m	The Company 2001 €m	The Company 2000 €m
12. EQUITY INVESTMENT SHARES				
Unlisted Investments at Cost Less Amounts Written Off Held as Financial Fixed Assets	1.3	0.5	0.8	–

In the opinion of the directors, the value of the individual unlisted equity investments is not less than their book amount.

	2001 €m	2000 €m
13. OWN SHARES		
Ordinary Shares in Anglo Irish Bank Corporation plc ("shares") at Cost	5.3	4.0

These shares are intended to satisfy options granted to employees under the Anglo Irish Bank Employee Share Ownership Plan ("ESOP") which was approved by shareholders in January 2000 (Note 28) and also to honour conditional share awards made to employees under the Anglo Irish Bank Deferred Share Scheme ("DSS").

13. OWN SHARES (Continued)

The trustee of the ESOP has borrowed funds from a group subsidiary, interest free, to enable the trustee to purchase shares in the open market. In September 2000 options were granted over 725,754 of these shares at €2.40 each. These options may be exercised at various dates between September 2003 and September 2010. The proceeds of the option exercise will be used to repay the loan.

At 30 September 2001 the trustee of DSS holds 268,777 shares to honour conditional share awards granted to eligible group employees in December 2000 as part of their remuneration package. These shares were purchased in the open market and are also funded by interest free borrowings from a group subsidiary. These share awards are conditional on the relevant employees remaining in the group's employment until December 2003. The costs of providing these awards has been fully provided for in the profit and loss account. The trustee's borrowings in respect of awards vested will be fully reimbursed by the sponsoring group employer in December 2003.

As at 30 September 2001 the trustees hold 1,931,730 (2000: 1,601,874) shares with a market value of €6.3m (2000: €4.1m). The dividend income received during the year on these shares of €0.2m (2000: nil) is excluded in arriving at the group profit before taxation.

	2001 €m	2000 €m
14. INVESTMENTS IN GROUP UNDERTAKINGS		
Investments in Subsidiary Undertakings at Cost Less Amounts Written Off	500.2	359.9

Principal Subsidiary Undertakings	Holding	Principal Activity	Country of Incorporation
Anglo Irish Asset Finance plc	100%	Asset Finance	United Kingdom
Anglo Irish Asset Management Limited	100%	Fund Management	Republic of Ireland
Anglo Irish Assurance Company Limited	100%	Life Assurance and Pensions	Republic of Ireland
Anglo Irish Bank (Austria) A.G.	100%	Banking	Austria
Anglo Irish Bank Corporation (I.O.M.) P.L.C.	100%	Banking	Isle of Man
Anglo Irish Bank (Suisse) S.A.	100%	Banking	Switzerland
Anglo Irish Capital Funding Limited	100%	Finance	Cayman Islands
Anglo Irish International Financial Services Limited	100%	Finance	Republic of Ireland
Anglo Irish Limited	100%	Finance	Isle of Man
Anglo Irish Trust (IOM) Limited	100%	Trust Services	Isle of Man
Buyway Group Limited	100%	Investment Holding	Republic of Ireland
CDB (U.K.) Limited	100%	Investment Holding	United Kingdom
Irish Buyway Limited	100%	Finance	Republic of Ireland
Knightsdale Limited	100%	Finance	Republic of Ireland
Steenwal B.V.	100%	Investment Holding	The Netherlands

The entire issued equity share capital of each of the above subsidiary undertakings is controlled by the company. Each of these subsidiary undertakings operates principally in the country in which it is incorporated. A complete listing of group undertakings will be annexed to the annual return of the company in accordance with the requirements of the Companies Acts. Investments in certain subsidiary undertakings operating as credit institutions are not directly held by the parent undertaking.

	The Group €m	The Company €m
15. INTANGIBLE FIXED ASSETS - GOODWILL		
Cost		
At 1 October 2000	3.2	0.7
Acquisition (Note 34)	62.9	-
At 30 September 2001	66.1	0.7
Accumulated Amortisation		
At 1 October 2000	0.2	0.1
Charge for the Year	1.8	0.1
At 30 September 2001	2.0	0.2
Net Book Value		
At 30 September 2001	64.1	0.5
At 30 September 2000	3.0	0.6

The goodwill arising on acquisitions completed after 30 September 1998 is amortised in equal instalments over it's estimated useful economic life of twenty years. The cumulative amount of positive goodwill which has been eliminated against reserves to 30 September 1998, net of goodwill attributable to disposed businesses, amounted to €47.2m. This goodwill was eliminated as a matter of accounting policy [see Note 1 (i)] and will be charged to the profit and loss account in the event of the subsequent disposal of the businesses to which it relates.

16. TANGIBLE FIXED ASSETS	Freehold Properties €m	Leasehold Properties €m	Equipment and Motor Vehicles €m	Total €m
The Group				
Cost				
At 1 October 2000	5.0	8.1	26.5	39.6
Exchange Movement	-	(0.1)	(0.1)	(0.2)
Additions	-	3.0	9.6	12.6
Disposals	-	(0.7)	(2.0)	(2.7)
Acquisition	-	-	2.7	2.7
At 30 September 2001	5.0	10.3	36.7	52.0
Accumulated Depreciation				
At 1 October 2000	0.5	2.0	14.4	16.9
Exchange Movement	-	-	(0.1)	(0.1)
Charge for the Year	0.1	0.9	5.5	6.5
Disposals	-	(0.7)	(1.6)	(2.3)
Acquisition	-	-	1.9	1.9
At 30 September 2001	0.6	2.2	20.1	22.9
Net Book Value				
At 30 September 2001	4.4	8.1	16.6	29.1
At 30 September 2000	4.5	6.1	12.1	22.7

16. TANGIBLE FIXED ASSETS (Continued)	Leasehold Properties €m	Equipment and Motor Vehicles €m	Total €m
The Company			
Cost			
At 1 October 2000	7.6	22.3	29.9
Exchange Movement	–	(0.1)	(0.1)
Additions	2.9	7.7	10.6
Disposals	(0.7)	(1.4)	(2.1)
Transfer to Subsidiary Undertaking	–	(0.3)	(0.3)
At 30 September 2001	9.8	28.2	38.0
Accumulated Depreciation			
At 1 October 2000	1.8	11.9	13.7
Exchange Movement	–	(0.1)	(0.1)
Charge for the Year	0.8	4.5	5.3
Disposals	(0.7)	(1.1)	(1.8)
At 30 September 2001	1.9	15.2	17.1
Net Book Value			
At 30 September 2001	7.9	13.0	20.9
At 30 September 2000	5.8	10.4	16.2

All of the group's leasehold properties are in respect of leases with a duration of less than fifty years. These properties are used for the group's activities. As at 30 September 2001 the group had annual commitments under non-cancellable operating leases as set out below:

	Property €m	Equipment €m
Operating Leases Which Expire:		
Within One Year	0.1	–
One to Five Years	0.2	2.4
Over Five Years	5.0	–
	5.3	2.4

	The Group		The Company	
	2001 €m	2000 €m	2001 €m	2000 €m
17. OTHER ASSETS				
Swap Asset (Note 25)	32.1	33.5	–	–
Deferred Taxation (Note 24)	1.7	–	1.2	–
Other Assets	2.6	3.3	2.0	2.0
	36.4	36.8	3.2	2.0

18. LIFE ASSURANCE BUSINESS

The assets and liabilities attributable to policyholders are classified separately in the consolidated balance sheet. The life assurance assets attributable to policyholders consist of:

	2001 €m	2000 €m
Equities	29.1	–
Property	10.7	–
Cash	7.4	–
Managed Funds	8.4	–
	55.6	–

	The Group		The Company	
	2001 €m	2000 €m	2001 €m	2000 €m
19. DEPOSITS BY BANKS				
Repayable on Demand	13.9	40.7	1.8	67.1
Other Deposits by Banks				
Analysed by Remaining Maturity:				
Three Months or Less	3,567.9	2,064.3	4,317.2	2,773.2
One Year or Less but Over Three Months	119.4	284.8	119.4	284.8
Five Years or Less but Over One Year	–	–	–	–
Over Five Years	62.6	62.6	62.6	62.6
	3,763.8	2,452.4	4,501.0	3,187.7
Amounts Include:				
Due to Group Undertakings			749.3	743.0
20. CUSTOMER ACCOUNTS				
Repayable on Demand	1,657.8	863.7	1,176.3	649.6
Other Deposits by Customers				
Analysed by Remaining Maturity:				
Three Months or Less	5,354.2	4,405.4	5,127.1	3,887.8
One Year or Less but Over Three Months	972.4	794.9	897.5	688.8
Five Years or Less but Over One Year	868.0	375.3	838.0	347.2
Over Five Years	9.9	32.2	9.9	32.2
	8,862.3	6,471.5	8,048.8	5,605.6
Amounts Include:				
Due to Group Undertakings			599.5	436.5

	The Group		The Company	
	2001 €m	2000 €m	2001 €m	2000 €m
21. DEBT SECURITIES IN ISSUE				
Commercial Paper Programme by Remaining Maturity:				
Three Months or Less	794.3	804.2	794.3	804.2
Medium Term Note Programme by Remaining Maturity:				
One Year or Less but Over Three Months	60.0	–	60.0	–
Five Years or Less but Over One Year	27.4	–	27.4	–
Other Debt Securities In Issue by Remaining Maturity:				
Three Months or Less	301.7	106.2	267.6	41.1
One Year or Less but Over Three Months	34.0	16.1	33.3	8.4
Five Years or Less but Over One Year	–	1.9	–	1.9
	1,217.4	928.4	1,182.6	855.6
22. OTHER LIABILITIES				
Current Taxation	45.0	24.8	38.8	18.1
Other Liabilities	11.3	10.7	11.3	8.8
	56.3	35.5	50.1	26.9
23. PROVISIONS FOR LIABILITIES AND CHARGES				
Pension Provisions	4.6	4.6	–	–
Deferred Taxation (Note 24)	–	7.7	–	7.7
Other Provisions for Liabilities and Charges	0.2	0.2	0.2	0.2
	4.8	12.5	0.2	7.9

The pension provisions relate to an unfunded defined contribution plan for the group's Austrian employees. This scheme is administered in accordance with best local practice and regulations in Austria.

	The Group		The Company	
	2001 €m	2000 €m	2001 €m	2000 €m
24. DEFERRED TAXATION				
At Beginning of Year	(7.7)	(8.4)	(7.7)	(8.4)
Provision Utilised	9.9	1.2	8.9	1.2
Other Movements	(0.5)	(0.5)	–	(0.5)
At End of Year	1.7	(7.7)	1.2	(7.7)
Analysis of Deferred Taxation Asset/(Liability):				
Capital Allowances on Assets Leased to Customers	(4.9)	(8.3)	(4.9)	(8.3)
Capital Allowance on Assets Used in the Business	(0.1)	–	(0.1)	–
Other Short Term Timing Differences	6.7	0.6	6.2	0.6
	1.7	(7.7)	1.2	(7.7)

Deferred taxation for the group of €5.4m (2000: €6.7m), of which €3.8m (2000: €4.9m) relates to the company, on capital allowances claimed has not been provided as this potential liability would only arise in the event of the disposal of tax-based assets within their claw-back period and there is currently no intention to make such disposals.

No deferred taxation has been provided on the unremitted profits of foreign subsidiaries. As these profits are continually reinvested by the group, no tax is expected to be payable on them in the foreseeable future.

	2001 €m	2000 €m
25. SUBORDINATED LIABILITIES		
US$ 9.1% Subordinated Notes 2006	21.8	22.7
US$ 9.05% Subordinated Notes 2009	16.4	17.0
US$ 8.53% Subordinated Notes 2011	109.0	113.4
US$ Floating Rate Subordinated Notes 2011	27.3	28.4
€ Floating Rate Subordinated Notes 2011	149.2	–
Stg£ Subordinated Floating Rate Bonds 2091	32.1	33.5
Stg£ Undated 9.875% Subordinated Notes	79.9	83.2
Other Subordinated Liabilities	40.9	30.5
	476.6	328.7
Repayable as Follows:		
One Year or Less	0.9	10.5
Between One and Two Years	3.0	0.1
Between Two and Five Years	25.4	16.2
Over Five Years	447.3	301.9
	476.6	328.7

In April 2001 €150m of subordinated step-up floating rate notes maturing in 2011 were issued.

All of the above issues have been issued by the parent bank and are unsecured and subordinated in the right of repayment to the ordinary creditors, including depositors of the bank. There is no foreign exchange rate exposure as the proceeds of these issues are retained in their respective currencies.

By entering into a swap transaction the group has covered its liabilities under the Stg£ Subordinated Floating Rate Bonds 2091 from July 1991 to July 2091. As this swap represents a hedge against these bonds, it has been valued accordingly on an actuarial basis and is included in other assets (Note 17) at €32.1m (2000: €33.5m).

	2001 €m	2000 €m
26. PERPETUAL CAPITAL SECURITIES		
Stg£ 8.5325% Guaranteed Step-up Callable Perpetual Capital Securities	318.3	–

On 28 June 2001 Anglo Irish Asset Finance plc ("issuer") issued Stg£200m 8.5325% Guaranteed Step-up Callable Perpetual Capital Securities ("securities") at par value which have the benefit of a subordinated guarantee by Anglo Irish Bank Corporation plc ("guarantor").

The securities are perpetual securities and have no maturity date. However, they are redeemable in whole or in part at the option of the issuer, subject to the prior approval of the Central Bank of Ireland and of the guarantor, at their principal amount together with any outstanding payments on 28 June 2011 or any coupon payment date thereafter.

The securities bear interest at a rate of 8.5325% per annum to 28 June 2011 and thereafter at a rate of 4.55% per annum above the gross redemption yield on a specified United Kingdom government security, reset every five years. The interest is payable semi-annually in arrears on 28 June and 28 December.

The rights and claims of the holders of the securities are subordinated to the claims of the senior creditors of the issuer or of the guarantor (as the case may be) in that no payment in respect of the securities or the guarantee in respect of them shall be due and payable except to the extent that the issuer or the guarantor (as applicable) is solvent and could make such a payment and still be solvent immediately thereafter and the guarantor is in compliance with applicable regulatory capital adequacy requirements. Upon any winding up of the issuer or the guarantor, the holders of the securities will rank pari passu with the holders of preference shares issued by or guaranteed by the issuer or the guarantor and in priority to all other shareholders of the issuer and of the guarantor.

	2001 €m	2000 €m
27. NON-EQUITY MINORITY INTEREST - PREFERENCE SHARES		
Non-Equity Interest in Subsidiary Undertaking:		
Series A Preference Shares of US$25 Each	132.5	138.0
Series B Preference Shares of €25 Each	155.6	155.6
	288.1	293.6

Anglo Irish Capital Funding Limited issued 5,000,000 Series A Floating Rate Non-Cumulative Guaranteed Non-Voting Preference Shares of US$25 each on 4 June 1997. On 24 March 1999 a further 6,400,000 Series B 7.75% Non-Cumulative Guaranteed Non-Voting Preference Shares of €25 each were issued which netted €155.6m after issue costs.

The holders of the US$ preference shares are entitled to receive a non-cumulative preferential dividend in four quarterly instalments in arrears on 4 March, 4 June, 4 September and 4 December in each year. The coupon rate is calculated by applying a rate equal to the three month US Dollar London Interbank Offered Rate plus 2.5% per annum.

The holders of the Euro preference shares are entitled to receive a non-cumulative preferential dividend of 7.75% per annum in four quarterly instalments in arrears on 31 March, 30 June, 30 September and 31 December in each year.

The dividend entitlement on the preference shares is accrued on a daily basis and the total cost of €23.3m (2000: €25.0m) is included in minority interest in the profit and loss account.

On a liquidation or winding up of Anglo Irish Capital Funding Limited the preference shareholders will be entitled to receive an amount equal to the amount paid up on each preference share unit out of the assets of that company available for distribution to shareholders. The preference shareholders are not entitled to vote at any general meeting of that company except in certain restricted circumstances.

Anglo Irish Bank Corporation plc has guaranteed the holders of the preference shares with respect to their rights to dividends and on liquidation. This guarantee gives, as nearly as possible, the preference shareholders rights equivalent to those which the holders would be entitled to if they held preference shares in Anglo Irish Bank Corporation plc itself.

	2001 €m	2000 €m

28. CALLED UP SHARE CAPITAL

	2001 €m	2000 €m
Ordinary Shares:		
Authorised	121.6	121.6
Allotted, Called Up and Fully Paid		
At Beginning of Year	91.1	89.0
Share Placing	4.5	–
Scrip on Final Dividend	0.4	0.4
Scrip on Interim Dividend	0.2	0.2
Share Options Exercised	1.7	0.7
Transfer from Profit and Loss Reserve on Renominalisation of Share Capital	–	0.8
At End of Year	97.9	91.1

The authorised share capital of the company consists of 380,000,000 ordinary shares of €0.32 each.

During the year ended 30 September 2001 the allotted, called up and fully paid ordinary share capital was increased from 284,622,371 to 305,888,274 ordinary shares as follows:

In January 2001 14,000,000 ordinary shares were placed at €3.09 each to supplement available capital resources.

In January 2001 1,487,547 ordinary shares were issued to those holders of ordinary shares who elected, under the terms of the scrip dividend election offer, to receive additional ordinary shares at a price of €2.95 instead of all or part of the cash element of their final dividend entitlement in respect of the year ended 30 September 2000.

In July 2001 531,856 ordinary shares were issued to those holders of ordinary shares who elected, under the terms of the scrip dividend election offer, to receive additional ordinary shares at a price of €4.31 instead of all or part of the cash element of their interim dividend entitlement in respect of the year ended 30 September 2001.

During the year 5,246,500 ordinary shares were issued to option holders on the exercise of options under the terms of the employee share option scheme at prices ranging from €0.72 to €1.09.

The company operates a number of share incentive plans. The purpose of these plans is to motivate group employees to contribute towards the creation of long term shareholder value. Before being adopted all of the share incentive plans were approved by shareholders and complied with the guidelines operated by the Irish Association of Investment Managers. Further details are given below:

Employee Share Option Scheme

On 15 January 1999 the shareholders approved the establishment of the employee share option scheme which replaced the scheme originally approved by shareholders in 1988.

Under the terms of the scheme all qualifying employees may participate in the scheme at the discretion of the directors. Options are granted at the latest market price prior to the day the option is granted. During the continuance of the scheme each participant is limited to a maximum entitlement of scheme shares equivalent to an aggregate value of four times that employee's annual emoluments. Basic tier options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant, or at such earlier time as approved by the directors. Second tier options may not be transferred or assigned and may be exercised only between the fifth and tenth anniversaries of their grant, or at such earlier time as approved by the directors.

28. CALLED UP SHARE CAPITAL (Continued)

In the ten year period from 15 January 1999 the maximum number of basic and second tier options granted under the scheme may not exceed ten per cent of the issued ordinary share capital of the company from time to time. Both the basic and second tier options which may be granted are each restricted to five per cent of the issued ordinary share capital of the company from time to time.

The exercise of basic tier options granted since 15 January 1999 is conditional upon earnings per share growth of at least five per cent compound per annum more than the increase in the consumer price index. The exercise of second tier options granted since 15 January 1999 is conditional upon earnings per share growth of at least ten per cent compound per annum more than the increase in the consumer price index and the company's shares must also rank in the top quartile of companies as regards growth in earnings per share on the Irish Stock Exchange.

At 30 September 2001 options were outstanding over 11,593,746 ordinary shares at prices ranging from €0.77 to €2.59 per share. These options may be exercised at various dates up to September 2010. During the year options over 131,298 shares lapsed.

SAYE Scheme

On 14 January 2000 the shareholders approved the establishment of the Anglo Irish Bank SAYE Scheme. This scheme has an Irish and UK version in order to conform with relevant revenue legislation in both jurisdictions.

The Irish version permits eligible employees to enter into a savings contract with the company for a three, five or seven year period to save a maximum of IR£250 per month for the appropriate contract period and to use the proceeds of the savings contract to fund the exercise of options granted under the scheme. At 30 September 2001 options were outstanding over 1,706,333 ordinary shares at an option price of €1.79, which represented a twenty five per cent discount to the market price on the day before the options were granted. These options are exercisable, provided the participants' savings contracts are completed, between September 2003 and March 2008.

A variation of the Anglo Irish Bank SAYE scheme was introduced for all UK staff of the group in 2001. This scheme permits eligible employees to enter into a savings contract with an outside financial institution for a three, five or seven year period to save a maximum of Stg£250 per month for the appropriate contract period and to use the proceeds of the savings contract to fund the exercise of options granted under the scheme. In July 2001 options over 389,416 ordinary shares were granted to participating employees at an option price of Stg£2.10, which represents a twenty per cent discount to the then market price. These options are exercisable, provided the participants' savings contracts are completed, at various dates between September 2004 and March 2009.

In accordance with the exemption for SAYE schemes permitted by the Accounting Standards Board's UITF 17 the discount to market price is not expensed to the profit and loss account.

ESOP

On 14 January 2000 the shareholders also approved the establishment of the Anglo Irish Bank Employee Share Ownership Plan ("ESOP"). The plan's trustee may purchase ordinary shares of the company in the open market. Eligible employees may be granted options to acquire shares held by the trustee on similar terms and exercise conditions as those applicable to basic tier options under the employee share option scheme. In September 2000 options were granted over 725,754 ordinary shares at €2.40 by the trustee. These options may be exercised at various dates between September 2003 and September 2010.

The total number of ordinary shares which may be the subject of ESOP options may not, when aggregated with the ordinary shares the subject of options granted under the SAYE scheme, exceed five per cent of the issued ordinary share capital of the company from time to time.

29. SHARE PREMIUM ACCOUNT

	2001 €m	2000 €m
At Beginning of Year	49.1	48.7
Premium on Share Placing	37.8	–
Final Scrip Dividend	(0.4)	(0.4)
Interim Scrip Dividend	(0.2)	(0.2)
Premium on Share Options Exercised	3.2	1.0
At End of Year	89.5	49.1

30. OTHER RESERVES

	The Group		The Company	
	2001 €m	2000 €m	2001 €m	2000 €m
Non-Distributable Capital Reserve	1.3	1.3	1.3	1.3
Exchange Translation Reserve	(0.4)	(0.4)	–	–
	0.9	0.9	1.3	1.3

31. PROFIT AND LOSS ACCOUNT

	The Company €m	Subsidiary Undertakings €m	The Group €m
At 1 October 2000	20.7	165.4	186.1
Retained for the Year	71.4	21.1	92.5
Scrip Dividend Write-Back	6.7	–	6.7
At 30 September 2001	98.8	186.5	285.3

32. MEMORANDUM ITEMS

	The Group		The Company	
	2001 €m	2000 €m	2001 €m	2000 €m
Contingent Liabilities:				
Guarantees and Irrevocable Letters of Credit	315.7	252.1	294.7	235.3
Performance Bonds, VAT Guarantees and Other Transaction Related Contingencies	374.7	239.5	374.7	227.3
	690.4	491.6	669.4	462.6
Commitments:				
Credit Lines and Other Commitments to Lend :				
Less Than One Year	2,088.3	1,350.1	2,088.3	1,336.6
One Year and Over	–	16.7	–	16.7
	2,088.3	1,366.8	2,088.3	1,353.3

Other Contingencies:

The parent company has given guarantees in respect of the liabilities of certain of its subsidiaries.

	The Group	
	2001 €m	2000 €m
33. NOTES TO THE CASH FLOW STATEMENT		
(i) Cashflows		
Returns on Investment and Servicing of Finance		
Interest Paid on Subordinated Liabilities	(32.3)	(14.3)
Interest Received on Debt Securities and other Fixed Income Securities	44.0	39.6
Preference Dividends Paid to Minority Interest	(23.6)	(21.7)
	(11.9)	3.6
Capital Expenditure and Financial Investment		
Net Purchases of Debt Securities	(203.9)	(34.3)
Purchase of Tangible Fixed Assets	(12.6)	(8.7)
Purchase of Own Shares	(1.3)	(4.0)
Purchase of Equity Investment Shares	(0.8)	–
Proceeds of Tangible Fixed Asset Disposals	0.7	0.4
	(217.9)	(46.6)
Acquisitions and Disposals		
Purchase of Banque Marcuard Cook	(75.4)	–
Financing		
Proceeds of Perpetual Capital Securities Issue	318.3	–
Proceeds of Equity Share Issues	47.2	1.7
Proceeds of Subordinated Bond Issues	170.5	152.2
Redemption of Subordinated Bonds	(10.5)	(9.6)
	525.5	144.3
(ii) Analysis of Subordinated Liabilities		
At Beginning of Year	328.7	169.8
New Issues of Subordinated Bonds	170.5	152.2
Redemption of Subordinated Bonds	(10.5)	(9.6)
Exchange Movements	(12.1)	16.3
At End of Year	476.6	328.7
(iii) Analysis of Cash Movements		
At End of Year		
Loans and Advances to Banks Repayable on Demand	1,334.9	147.4
At Beginning of Year		
Loans and Advances to Banks Repayable on Demand	(147.4)	(243.9)
Increase/(Decrease) in Cash	1,187.5	(96.5)

34. ACQUISITION

	Fair Value to Group €m
Banque Marcuard Cook	
Loans and Advances to Banks	65.5
Loans and Advances to Customers	53.1
Debt Securities	2.1
Equity Investment Shares	0.2
Tangible Fixed Assets	0.8
Deposits by Banks	(35.8)
Customer Deposits	(65.2)
Other Net Liabilities	(8.2)
Net Assets Acquired	12.5
Costs Incurred in the Acquisition	(0.2)
Cash Consideration Paid	(75.2)
Goodwill Arising on Banque Marcuard Cook Acquisition (Note 15)	(62.9)

The acquisition of Banque Marcuard Cook was completed in April 2001. No fair value adjustments were made. Banque Marcuard Cook specialises in the provision of asset management and private banking services. It recorded a profit after taxation of €2.6m in the year to 31 December 2000 and a profit after taxation of €1.8m in the year to 31 December 1999. The name of Banque Marcuard Cook was changed to Anglo Irish Bank (Suisse) S.A.

35. PENSIONS

The group operates three defined benefit pension schemes. The assets of these schemes are held in separate trustee administered funds. There are also funded defined contribution pension plans covering eligible group employees as well as an unfunded defined contribution pension plan in relation to the group's Austrian employees (Note 23). The total pension costs for the group for the year were €4.9m (2000: €4.6m), of which €2.4m (2000: €1.8m) represents the costs of defined benefit schemes and €2.5m (2000: €2.8m) relates to defined contribution pension plans.

The pension costs relating to all defined benefit pension schemes have been assessed in accordance with the advice of an independent qualified actuary. Full formal actuarial valuations are carried out triennially. The last such valuations were carried out as at 1 January 2000 and 1 October 2000 using the attained age method. The actuarial valuations are available for inspection only by members of the schemes. The principal actuarial assumptions adopted in these valuations were that the investment returns would be two per cent higher than the annual salary increases and four per cent higher than the annual increases in present and future pensions.

At the date of the schemes' latest full actuarial valuations, the actuarial valuations of the assets were €35.7m and this was sufficient to cover the benefits that had accrued to the members. The funding level, allowing for future earnings and pensions increases, was one hundred and three per cent before taking account of future contributions. The employer's contribution rate over the average remaining service life of the members of the schemes takes account of the current actuarial funding level. There were €4.6m (2000: €5.5m) of prepaid contributions in respect of the schemes at the year end included in prepayments and accrued income.

35. PENSIONS (Continued)

The group has continued to account for pensions in accordance with Statement of Standard Accounting Practice 24 - "Accounting for Pension Costs". A new accounting standard was issued in November 2000 - Financial Reporting Standard 17 ("FRS 17") - and it will be fully adopted by the group during the year ended 30 September 2003. In the meantime, FRS 17 requires additional transitional disclosures on a phased basis in respect of defined benefit pension schemes and these are included below.

For the purposes of the FRS 17 disclosures below the latest full actuarial valuations have been updated to 30 September 2001 by a qualified independent actuary using the projected unit method. The major assumptions used by the actuary at 30 September 2001 were as follows:

Discount Rate	6.00%
Rate of Increase in Salaries	4.00%
Rate of Increase in Pensions in Payment	2.25% to 3.00%
Inflation Assumption	2.25%

The assets in these schemes at 30 September 2001 and the long-term *rates of return expected at that date were:*

	Long-Term Rate of Return Expected	Value at 30 September 2001 €m
Equities	8.50%	27.9
Bonds	5.50%	8.2
Property	7.50%	2.6
Cash	3.50%	2.0
Total Market Value of Assets		40.7
Present Value of Schemes' Liabilities		(46.7)
Deficit in the Schemes		(6.0)
Related Deferred Tax Asset		0.8
Net Pension Liability under FRS 17		(5.2)
Net Assets		
Net Assets before Pension Liability		473.6
Pension Liability		(5.2)
Net Assets after Pension Liability		468.4
Reserves		
Profit and Loss Account Reserve before Pension Liability		285.3
Pension Liability		(5.2)
Profit and Loss Account Reserve after Pension Liability		280.1

36. RELATED PARTY TRANSACTIONS

Subsidiary Undertakings

Details of the principal subsidiary undertakings are shown in Note 14. In accordance with Financial Reporting Standard 8 -"Related Party Disclosures" ("FRS 8"), transactions or balances between group entities that have been eliminated on consolidation are not reported.

Pension Fund

The group provides a number of normal banking and financial services including custodial and investment services for one of the pension funds operated by the group for the benefit of its employees. This pension fund was charged €0.1m for these services during the year. The current and deposit account balances of this pension fund held by the group at 30 September 2001 were €0.5m (2000: €1.4m). This pension fund had assets of €7.8m (2000: €8.6m) at the year end.

Directors

Details of transactions with directors requiring disclosure under FRS 8 are included in the report of the remuneration committee in Note 43.

37. SEGMENTAL ANALYSIS

The group's income and assets are attributable to banking activities. The analysis of gross income, profit before taxation and assets by geographic location is as follows:

	2001			
	Rep. of Ireland	UK & IOM	Rest of the World	Group
	€m	€m	€m	€m
Gross Income :				
Interest Receivable	518.7	380.4	48.6	947.7
Fees and Commissions Receivable	48.4	40.2	18.7	107.3
Dealing Profits	6.0	–	0.3	6.3
Other Operating Income	4.4	3.0	–	7.4
Total Gross Income	577.5	423.6	67.6	1,068.7
Profit on Ordinary Activities before Taxation	103.8	77.8	13.2	194.8
Net Assets	287.1	129.0	57.5	473.6
Gross Assets	10,013.3	4,992.8	751.6	15,757.7

	2000			
	Rep. of Ireland	UK & IOM	Rest of the World	Group
	€m	€m	€m	€m
Gross Income :				
Interest Receivable	408.1	284.7	41.9	734.7
Fees and Commissions Receivable	26.6	26.7	16.4	69.7
Dealing Profits	2.1	–	0.5	2.6
Other Operating Income	2.2	0.4	–	2.6
Total Gross Income	439.0	311.8	58.8	809.6
Profit on Ordinary Activities before Taxation	75.6	45.8	12.2	133.6
Net Assets	190.5	100.5	36.2	327.2
Gross Assets	7,224.9	3,196.2	626.2	11,047.3

Income on capital is included in the geographical results and reflects allocations from a group capital pool rather than representing underlying income on capital within individual operations.

38. RISK MANAGEMENT AND CONTROL

During the year the board of directors approved policy with respect to credit risk, market risk and liquidity risk and delegated its monitoring and control responsibilities to the group credit committee for credit matters and the group asset and liability committee for market risk and liquidity. The board also approved policy in respect of operational risk management and delegated its monitoring and control responsibilities to the executive management board. Membership of these committees consists of senior management.

With effect from 1 October 2000 a risk committee comprising two non-executive directors and two executive directors was established. Its main role is to oversee risk management and to review, on behalf of the board, the key risks inherent in the business and the system of control necessary to manage such risks and to report their findings to the board.

Group risk management, group financial control and group internal audit are central control functions, independent of line management, whose roles include monitoring the group's activities to ensure compliance with financial and operating controls. The general scheme of risk, financial and operational controls is designed to safeguard the group's assets while allowing sufficient operational freedom to earn a satisfactory return to shareholders.

Credit Risk

The group's policy on banking and treasury credit risk is set out in a detailed credit policy manual which has been approved by the board of directors and the main credit committee. The policy manual, which is regularly updated, is provided to all relevant staff and forms the core of our credit risk ethos. Strict parameters for all types of credit exposure are set down and all applications for credit are assessed within these parameters. The risk asset grading system allows the group to balance the level of risk on any transaction with the return generated by the transaction.

The group operates a tiered system of discretions which ensures that all credit exposures are authorised at an appropriately senior level. The main credit committee, which is the most important forum for approving credit exposures, includes executive directors and senior management. All credit committees must come to a consensus before authorising a credit exposure and each credit must be signed by a valid quorum. Additionally, a non-executive director must countersign all exposures over a certain threshold.

Credit risk on all treasury interbank facilities and corporate foreign exchange clients is regularly assessed. All such treasury lines must be formally reviewed by the main credit committee at least once a year.

All lending exposures are monitored on an ongoing basis with an executive director regularly meeting each individual lender and examining their loan portfolio in detail. This ensures that potential problems are identified promptly and appropriate remedial action taken. An independent group risk management function monitors lending risk on a portfolio-wide basis and, in particular, looks at the entire group's exposure to geographic and industrial sectors. Sectoral limits are in place. When considered prudent further restrictions on sectoral exposures are imposed.

Market Risk

Market risk is the potential adverse change in group income or the value of group net worth arising from movements in interest rates, exchange rates or other market prices. Market risk arises from the structure of the balance sheet, the execution of customer and interbank business and proprietary trading. The group recognises that the effective management of market risk is essential to the maintenance of stable earnings, the preservation of shareholder value and the achievement of the group's corporate objectives.

The group's exposure to market risk is governed by policy prepared by the group asset and liability committee and approved by the board of directors. This policy sets out the nature of risk which may be taken, the types of financial instruments which may be used to increase or reduce risk and the way in which risk is controlled. In line with this policy the group asset and liability committee prepares all risk limits.

Exposure to market risk is permitted only in specifically designated business units and is centrally managed by group treasury in Dublin. In other units market risk is eliminated by way of appropriate hedging arrangements with group treasury.

Market risk throughout the group is measured and monitored by the group risk management team, operating independently of the risk-taking units.

38. RISK MANAGEMENT AND CONTROL (Continued)

Non-Trading Book

The group's non-trading book consists of retail and corporate deposits and the lending portfolio, as well as group treasury's interbank cash books and investment portfolio. In the non-trading areas interest rate risk arises primarily from the group's core banking businesses in Ireland, the United Kingdom, Austria and Switzerland. The exposure in these books is managed using interest rate swaps and other conventional hedging instruments.

The group's non-trading book exposure is analysed by its maturity profile in each currency. Limits by currency and maturity are set by the group asset and liability committee. These limits are then subject to independent monitoring by the group risk management team.

Trading Book - Foreign Exchange Risk

Traded foreign exchange risk is confined to group treasury and arises from the group's lending and funding activities, corporate and interbank foreign exchange business and from proprietary trading. It is monitored independently by group risk management by way of open position limits and stoploss limits on a daily and intraday basis.

Trading Book - Interest Rate Risk

The interest rate trading book consists of group treasury's mark to market interest rate book. The trading book consists of interest rate swaps, currency swaps, interest rate futures, forward rate agreements and options. The risk arising from these items is monitored through a combination of position, contract size, maximum number of contracts and stoploss limits. These limits are approved by the group asset and liability committee and are monitored daily by group risk management.

Structural Foreign Exchange Risk

Structural foreign exchange risk represents the risk arising from the group's net investments in its foreign based operations. It is group policy to eliminate this risk by matching all material foreign currency investments in foreign subsidiaries and branches with liabilities in the same currency.

Liquidity Risk

It is group policy to ensure that resources are at all times available to meet the group's obligations arising from the withdrawal of customer deposits or interbank lines, the drawdown of customer facilities and asset expansion. The development and implementation of this policy is the responsibility of the group asset and liability committee. Group treasury look after the day to day management of liquidity and is monitored by group risk management.

Limits on potential cashflow mismatches over defined time horizons are the principal means of liquidity control. The cashflow mismatch methodology involves estimating the net volume of funds which must be refinanced in particular time periods, taking account of the value of assets which could be liquidated during these periods. Limits are placed on the net mismatch in specified time periods out to one year and sublimits are applied to group treasury's cashflow positions.

Operational Risk

Operational risk represents the risk that deficiencies in information systems or internal controls could result in unexpected losses. The risk is associated with human error, systems failure, and inadequate controls and procedures. The group's exposure to operational risk is governed by policy approved by the board risk committee. The policy specifies that the group will operate such measures of risk identification, assessment, monitoring and management as are necessary to ensure that operational risk management is consistent with the approach, aims and strategic goals of the group, and is designed to safeguard the group's assets while allowing sufficient operational freedom to earn a satisfactory return to shareholders.

38. RISK MANAGEMENT AND CONTROL (Continued)

The group manages operational risk under an overall strategy which is implemented by accountable executives. Potential risk exposures are assessed and appropriate controls are put in place. Recognising that operational risk cannot be entirely eliminated, the group implements risk mitigation controls including fraud prevention, contingency planning and incident management. Where appropriate this strategy is further supported by risk transfer mechanisms such as insurance.

Derivatives

A derivative is an off balance sheet agreement which defines certain financial rights and obligations which are contractually linked to interest rates, exchange rates or other market prices. Derivatives are an efficient and cost effective means of managing market risk and limiting counterparty exposures. As such they are an indispensable element of treasury management, both for the group and for many of its corporate customers. Further details are disclosed in note 40. The accounting policy on derivatives is set out on page 32.

It is recognised that certain forms of derivatives can introduce risks which are difficult to measure and control. For this reason it is group policy to place clear boundaries on the nature and extent of its participation in derivatives markets and to apply the industry regulatory standards to all aspects of its derivatives activities.

The group's derivatives activities are governed by policies approved by the board risk committee. These policies relate to the management of the various types of risk associated with derivatives, including market risk, liquidity risk, credit and legal risk.

39. INTEREST RATE REPRICING

30 September 2001

	Not more than Three Months	Over Three Months but not more than Six Months	Over Six Months but not more than One Year	Over One Year but not more than Five Years	Over Five Years	Non Interest Bearing	Total
	€m	€m	€m	€m	€m	€m	€m
Interest Rate Repricing - Euro Non-Trading Book							
Assets							
Loans and Advances to Banks	979	27	5	1	-	-	1,012
Loans and Advances to Customers	4,073	118	300	561	399	-	5,451
Debt Securities	329	19	15	126	56	-	545
Other Assets	-	-	-	-	-	265	265
Total Assets	5,381	164	320	688	455	265	7,273
Liabilities							
Deposits by Banks	(1,704)	(81)	-	-	(62)	-	(1,847)
Customer Accounts	(3,034)	(154)	(195)	(683)	(4)	-	(4,070)
Debt Securities in Issue	(352)	(61)	-	-	-	-	(413)
Other Liabilities	(152)	-	-	(25)	(13)	(245)	(435)
Minority Interests and Shareholders' Funds	-	-	-	-	(156)	(474)	(630)
Total Liabilities	(5,242)	(296)	(195)	(708)	(235)	(719)	(7,395)
Net Amounts Due from/(to) Group Units	89	2	31	-	-	-	122
Off Balance Sheet Items	100	(305)	6	116	83	-	-
Interest Rate Repricing Gap	328	(435)	162	96	303	(454)	-
Cumulative Interest Rate Repricing Gap	328	(107)	55	151	454	-	-

39. INTEREST RATE REPRICING (continued)	Not more than Three Months €m	Over Three Months but not more than Six Months €m	Over Six Months but not more than One Year €m	Over One Year but not more than Five Years €m	Over Five Years €m	Non Interest Bearing €m	Total €m
	30 September 2000						
Interest Rate Repricing - Euro Non-Trading Book							
Assets							
Loans and Advances to Banks	663	30	10	3	–	–	706
Loans and Advances to Customers	2,965	100	127	392	405	–	3,989
Debt Securities	169	12	18	83	115	–	397
Other Assets	–	–	–	–	–	109	109
Total Assets	3,797	142	155	478	520	109	5,201
Liabilities							
Deposits by Banks	(872)	(103)	(31)	–	(62)	–	(1,068)
Customer Accounts	(2,113)	(227)	(315)	(385)	(5)	–	(3,045)
Debt Securities in Issue	(228)	(1)	(8)	(1)	–	–	(238)
Other Liabilities	(5)	(1)	(4)	(16)	(4)	(139)	(169)
Minority Interests and Shareholders' Funds	–	–	–	–	(156)	(327)	(483)
Total Liabilities	(3,218)	(332)	(358)	(402)	(227)	(466)	(5,003)
Net Amounts Due from/(to) Group Units	(133)	(48)	(16)	(1)	–	–	(198)
Off Balance Sheet Items	158	68	(46)	49	(229)	–	–
Interest Rate Repricing Gap	604	(170)	(265)	124	64	(357)	–
Cumulative Interest Rate Repricing Gap	604	434	169	293	357	–	–

30 September 2001

39. INTEREST RATE REPRICING (continued)

Interest Rate Repricing - Stg£ Non-Trading Book

	Not more than Three Months €m	Over Three Months but not more than Six Months €m	Over Six Months but not more than One Year €m	Over One Year but not more than Five Years €m	Over Five Years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and Advances to Banks	1,253	-	-	-	-	-	1,253
Loans and Advances to Customers	3,492	75	87	599	188	-	4,441
Debt Securities	51	19	-	-	-	-	70
Other Assets	-	32	-	-	-	78	110
Total Assets	4,796	126	87	599	188	78	5,874
Liabilities							
Deposits by Banks	(1,270)	(8)	(8)	-	-	-	(1,286)
Customer Accounts	(3,063)	(152)	(90)	(46)	(2)	-	(3,353)
Debt Securities in Issue	(368)	(32)	-	-	-	-	(400)
Other Liabilities	-	(32)	-	-	(80)	(90)	(202)
Perpetual Capital Securities	-	-	-	-	(318)	-	(318)
Minority Interests and Shareholders' Funds	-	-	-	-	-	-	-
Total Liabilities	(4,701)	(224)	(98)	(46)	(400)	(90)	(5,559)
Net Amounts Due from/(to) Group Units	(321)	6	-	-	-	-	(315)
Off Balance Sheet Items	127	(111)	(92)	(140)	216	-	-
Interest Rate Repricing Gap	(99)	(203)	(103)	413	4	(12)	-
Cumulative Interest Rate Repricing Gap	(99)	(302)	(405)	8	12	-	-

39. INTEREST RATE REPRICING (continued)	Not more than Three Months €m	Over Three Months but not more than Six Months €m	Over Six Months but not more than One Year €m	Over One Year but not more than Five Years €m	Over Five Years €m	Non Interest Bearing €m	Total €m
	30 September 2000						
Interest Rate Repricing - Stg£ Non-Trading Book							
Assets							
Loans and Advances to Banks	897	1	3	–	–	–	901
Loans and Advances to Customers	2,589	111	70	439	37	–	3,246
Debt Securities	60	–	–	–	–	–	60
Other Assets	–	34	–	–	–	94	128
Total Assets	3,546	146	73	439	37	94	4,335
Liabilities							
Deposits by Banks	(965)	(18)	–	–	–	–	(983)
Customer Accounts	(2,321)	(162)	(80)	(4)	(5)	–	(2,572)
Debt Securities in Issue	(291)	–	–	–	–	–	(291)
Other Liabilities	–	(34)	–	–	(83)	(70)	(187)
Minority Interests and Shareholders' Funds	–	–	–	–	–	–	–
Total Liabilities	(3,577)	(214)	(80)	(4)	(88)	(70)	(4,033)
Net Amounts Due from/(to) Group Units	(194)	(109)	–	1	–	–	(302)
Off Balance Sheet Items	358	(65)	(112)	(236)	55	–	–
Interest Rate Repricing Gap	133	(242)	(119)	200	4	24	–
Cumulative Interest Rate Repricing Gap	133	(109)	(228)	(28)	(24)	–	–

30 September 2001

39. INTEREST RATE REPRICING (continued)

Interest Rate Repricing - US$ Non-Trading Book

	Not more than Three Months €m	Over Three Months but not more than Six Months €m	Over Six Months but not more than One Year €m	Over One Year but not more than Five Years €m	Over Five Years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and Advances to Banks	676	194	139	5	-	-	1,014
Loans and Advances to Customers	593	26	51	97	261	-	1,028
Debt Securities	326	-	-	-	-	-	326
Other Assets	-	-	-	-	-	11	11
Total Assets	1,595	220	190	102	261	11	2,379
Liabilities							
Deposits by Banks	(602)	(22)	-	-	-	-	(624)
Customer Accounts	(1,315)	(18)	(26)	(2)	-	-	(1,361)
Debt Securities in Issue	(157)	-	-	-	-	-	(157)
Other Liabilities	-	(27)	-	-	(148)	(18)	(193)
Minority Interests and Shareholders' Funds	(132)	-	-	-	-	-	(132)
Total Liabilities	(2,206)	(67)	(26)	(2)	(148)	(18)	(2,467)
Net Amounts Due from/(to) Group Units	99	(11)	-	-	-	-	88
Off Balance Sheet Items	229	(93)	82	38	(256)	-	-
Interest Rate Repricing Gap	(283)	49	246	138	(143)	(7)	-
Cumulative Interest Rate Repricing Gap	(283)	(234)	12	150	7	-	-

30 September 2000

39. INTEREST RATE REPRICING (continued)

Interest Rate Repricing - US$
Non-Trading Book

	Not more than Three Months €m	Over Three Months but not more than Six Months €m	Over Six Months but not more than One Year €m	Over One Year but not more than Five Years €m	Over Five Years €m	Non Interest Bearing €m	Total €m
Assets							
Loans and Advances to Banks	347	154	48	–	–	–	549
Loans and Advances to Customers	417	11	1	60	90	–	579
Debt Securities	276	–	–	–	–	–	276
Other Assets	–	–	–	–	–	26	26
Total Assets	1,040	165	49	60	90	26	1,430
Liabilities							
Deposits by Banks	(259)	(121)	(1)	–	–	–	(381)
Customer Accounts	(792)	(7)	(3)	–	–	–	(802)
Debt Securities in Issue	(337)	–	–	–	–	–	(337)
Other Liabilities	–	(29)	–	–	(153)	(34)	(216)
Minority Interests and Shareholders' Funds	(138)	–	–	–	–	–	(138)
Total Liabilities	(1,526)	(157)	(4)	–	(153)	(34)	(1,874)
Net Amounts Due from/(to) Group Units	304	147	(7)	–	–	–	444
Off Balance Sheet Items	148	(79)	(97)	(26)	54	–	–
Interest Rate Repricing Gap	(34)	76	(59)	34	(9)	(8)	–
Cumulative Interest Rate Repricing Gap	(34)	42	(17)	17	8	–	–

40. DERIVATIVE TRANSACTIONS

The group is party to various types of financial instruments in the normal course of business to generate incremental income, to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest and exchange rates. These financial instruments involve to varying degrees exposure to loss in the event of a default by a counterparty ("credit risk") and exposure to future changes in interest and exchange rates ("market risk").

Details of the objectives, policies and strategies arising from the group's use of financial instruments, including derivative financial instruments, are presented in Note 38 on risk management and control.

In respect of interest rate and exchange rate contracts, underlying principal amounts are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. Replacement cost provides a better indication of the credit risk exposures facing a bank. Replacement cost is the gross cost of replacing all contracts that have a positive fair value, without giving effect to offsetting positions with the same counterparty. The underlying principal amounts and replacement cost, by residual maturity, of the group's over the counter and other non-exchange traded derivatives were as follows at 30 September 2001:

	30 September 2001				30 September 2000
	Within One Year	One to Five Years	Over Five Years	Total	Total
	€m	€m	€m	€m	€m
Underlying Principal Amounts					
Exchange Rate Contracts	9,536.3	534.5	10.1	10,080.9	4,994.7
Interest Rate Contracts	4,276.6	6,070.0	3,702.7	14,049.3	3,078.3
Replacement Cost					
Exchange Rate Contracts	69.7	5.3	0.6	75.6	80.0
Interest Rate Contracts	16.5	83.2	54.3	154.0	33.4

The replacement cost of the group's over the counter and other non-exchange traded derivatives as at 30 September 2001 analysed into financial and non-financial counterparties for exchange rate and interest rate contracts were as follows:

	30 September 2001			30 September 2000
	Financial	Non-Financial	Total	Total
	€m	€m	€m	€m
Exchange Rate Contracts	51.9	23.7	75.6	80.0
Interest Rate Contracts	140.1	13.9	154.0	33.4
	192.0	37.6	229.6	113.4

40. DERIVATIVE TRANSACTIONS (Continued)

The group maintains trading positions in derivatives. Most of these positions are as a result of activity generated by corporate customers while others represent trading decisions of the group's derivative and foreign exchange traders with a view to generating incremental income. The following table represents the underlying principal amounts and fair value by class of instrument utilised in the trading activities of the group at 30 September 2001.

	30 September 2001	
	Underlying Principal Amount	Fair Value
Trading Book	€m	€m
Interest Rate Contracts		
Interest Rate Swaps	3,765.5	
in a Favourable Position		53.4
in an Unfavourable Position		(54.7)
Forward Rate Agreements	1,079.4	
in a Favourable Position		0.5
in an Unfavourable Position		(4.1)
Interest Rate Futures	1,069.7	
in a Favourable Position		0.8
in an Unfavourable Position		(2.4)
Interest Rate Caps, Floors & Options Held	385.6	
in a Favourable Position		4.6
in an Unfavourable Position		-
Interest Rate Caps, Floors & Options Written	370.9	
in a Favourable Position		-
in an Unfavourable Position		(4.6)
Foreign Exchange Contracts		
Forward Foreign Exchange	7,248.5	
in a Favourable Position		57.9
in an Unfavourable Position		(37.6)
Foreign Exchange Options	24.4	
in a Favourable Position		0.3
in an Unfavourable Position		(0.2)
Currency Swaps	158.3	
in a Favourable Position		5.6
in an Unfavourable Position		(0.3)

40. DERIVATIVE TRANSACTIONS (Continued)

The following table represent the underlying principal amounts, weighted average maturities and fair value by class of instrument utilised in the trading activities of the group at 30 September 2001.

	Underlying Principal Amount €m	Weighted Average Maturity in Years	Fair Value €m
Interest Rate Contracts			
Interest Rate Swaps-Receive Fixed			
I Year or Less	482.7	0.5	8.1
I to 5 Years	952.9	2.8	22.8
5 to 10 Years	428.1	9.2	17.3
Over 10 Years	170.5	13.3	3.1
Interest Rate Swaps-Pay Fixed			
I Year or Less	334.5	0.5	(8.2)
I to 5 Years	650.6	3.4	(22.7)
5 to 10 Years	447.3	9.2	(19.5)
Over 10 Years	83.1	11.4	(2.2)
Interest Rate Swaps-Pay & Receive Floating			
I Year or Less	109.5	0.5	0.7
I to 5 Years	38.3	4.8	(0.2)
5 to 10 Years	–	–	–
Over 10 Years	68.0	13.8	(0.5)
Forward Rate Agreements-Loans			
I Year or Less	167.6	0.1	0.5
Forward Rate Agreements-Deposits			
I Year or Less	911.8	0.5	(4.1)
Interest Rate Futures			
I Year or Less	887.0	0.4	(1.4)
I to 5 Years	182.7	1.3	(0.2)
Interest Rate Caps, Floors & Options Held			
I Year or Less	–	–	–
I to 5 Years	222.5	3.8	1.8
5 to 10 Years	105.0	7.0	1.4
Over 10 Years	58.1	10.2	1.4
Interest Rate Caps, Floors & Options Written			
I Year or Less	–	–	–
I to 5 Years	207.8	3.9	(1.8)
5 to 10 Years	105.0	7.0	(1.4)
Over 10 Years	58.1	10.2	(1.4)
Foreign Exchange Contracts			
Forward Foreign Exchange			
I Year or Less	6,928.4	0.7	19.3
I to 5 Years	320.1	2.8	1.0
Foreign Exchange Options			
I Year or Less	23.9	0.5	0.1
I to 5 Years	0.5	1.1	–
Currency Swaps			
I Year or Less	31.0	0.4	4.0
I to 5 Years	117.2	2.2	0.8
5 to 10 Years	10.1	9.7	0.5

40. DERIVATIVE TRANSACTIONS (Continued)

	Underlying Principal Amount €m	Fair Value €m
Trading Book		
Interest Rate Contracts		
Interest Rate Swaps	250.2	
in a Favourable Position		1.7
in an Unfavourable Position		(0.8)
Forward Rate Agreements	–	
in a Favourable Position		–
in an Unfavourable Position		–
Interest Rate Futures	338.3	
in a Favourable Position		0.1
in an Unfavourable Position		(0.1)
Foreign Exchange Contracts		
Forward Foreign Exchange	2,706.4	
in a Favourable Position		79.9
in an Unfavourable Position		(38.2)
Foreign Exchange Options	20.9	
in a Favourable Position		0.1
in an Unfavourable Position		(0.1)

The following table represents the underlying principal amounts, weighted average maturities and fair value by class of instrument utilised in the trading activities of the group at 30 September 2000.

	Underlying Principal Amount €m	Weighted Average Maturity in Years	Fair Value €m
Interest Rate Contracts			
Interest Rate Swaps-Receive Fixed			
1 Year or Less	107.0	0.1	1.4
1 to 5 Years	49.7	1.4	(0.7)
Interest Rate Swaps-Pay Fixed			
1 Year or Less	50.0	0.1	–
1 to 5 Years	43.5	1.2	0.2
Forward Rate Agreements-Loans and Deposits			
1 Year or Less	–	–	–
1 to 5 Years	–	–	–
Interest Rate Futures			
1 Year or Less	338.3	0.2	–
Foreign Exchange Contracts			
Forward Foreign Exchange			
1 Year or Less	2,601.2	0.2	40.1
1 to 5 Years	105.2	1.5	1.6
Foreign Exchange Options			
1 Year or Less	20.9	0.1	–

40. DERIVATIVE TRANSACTIONS (Continued)

	2001 €m	2000 €m
Dealing Profits		
Interest Rate Contracts	3.3	0.3
Foreign Exchange Contracts	3.0	2.3
Total	6.3	2.6

Dealing profits include the profits and losses arising on the purchase and sale or revaluation of trading instruments. It excludes the interest receivable and the related funding cost of holding such instruments and also excludes the administrative expenses of trading activities.

Non-Trading Derivatives

The operations of the group are exposed to the risk of interest rate fluctuations to the extent that assets and liabilities mature or reprice at different times or in differing amounts. Derivatives allow the group to modify the repricing or maturity characteristics of assets and liabilities in a cost efficient manner. This flexibility helps the group to achieve liquidity and risk management objectives.

Derivatives fluctuate in value as interest or exchange rates rise or fall just as on-balance sheet assets and liabilities fluctuate in value. If the derivatives are purchased or sold as hedges of balance sheet items, the appreciation or depreciation of the derivatives as interest or exchange rates change, will generally be offset by the unrealised appreciation or depreciation of the hedged items.

To achieve its risk management objectives the group uses a combination of derivative financial instruments, particularly interest rate and currency swaps, futures and options, as well as other contracts.

40. DERIVATIVE TRANSACTIONS (Continued)

The following table sets out details of all derivatives used in the group's non-trading activities at 30 September 2001.

Non-Trading Book	Underlying Principal Amount €m	Weighted Average Maturity in Years	Fair Value €m
Interest Rate Contracts			
Interest Rate Swaps-Receive Fixed			
1 Year or Less	635.5	0.5	6.5
1 to 5 Years	1,614.1	2.5	55.6
5 to 10 Years	665.4	8.5	26.9
Over 10 Years	40.0	10.1	2.1
Interest Rate Swaps-Pay Fixed			
1 Year or Less	1,466.2	0.3	(7.5)
1 to 5 Years	1,639.1	2.6	(41.5)
5 to 10 Years	410.1	7.6	(18.1)
Over 10 Years	280.4	15.9	(9.0)
Interest Rate Swaps-Pay and Receive Floating			
1 to 5 Years	11.0	3.0	0.2
Forward Rate Agreements-Loans			
1 Year or Less	-	-	-
Forward Rate Agreements-Deposits			
1 Year or Less	40.2	0.5	(0.1)
Interest Rate Caps, Floors & Options Held			
1 Year or Less	23.3	0.6	-
1 to 5 Years	82.6	2.0	1.7
Interest Rate Caps, Floors & Options Written			
1 Year or Less	26.7	0.6	-
1 to 5 Years	497.9	2.9	(4.6)
5 to 10 Years	513.5	8.2	(2.5)
Over 10 Years	248.1	21.3	(17.9)
Other Interest Rate Contracts			
1 Year or Less	78.5	0.4	-
1 to 5 Years	153.3	3.4	-
5 to 10 Years	22.0	5.6	-
Foreign Exchange Contracts			
Forward Foreign Exchange			
1 Year or Less	2,553.0	0.1	8.4
1 to 5 Years	96.7	1.4	(0.8)

40. DERIVATIVE TRANSACTIONS (Continued)

The following table sets out details of all derivatives used in the group's non-trading activities at 30 September 2000.

Non-Trading Book	Underlying Principal Amount €m	Weighted Average Maturity in Years	Fair Value €m
Interest Rate Contracts			
Interest Rate Swaps-Receive Fixed			
1 Year or Less	323.3	0.4	0.3
1 to 5 Years	547.8	3.4	(0.8)
5 to 10 Years	258.1	8.1	10.7
Interest Rate Swaps-Pay Fixed			
1 Year or Less	363.7	0.6	(2.3)
1 to 5 Years	697.8	3.1	(1.5)
5 to 10 Years	297.2	8.2	6.0
Over 10 Years	66.2	22.4	(0.9)
Interest Rate Swaps-Pay and Receive Floating			
1 to 5 Years	11.4	4.0	0.2
Forward Rate Agreements-Loans			
1 Year or Less	50.0	0.1	–
Forward Rate Agreements-Deposits			
1 Year or Less	164.1	0.2	–
Interest Rate Caps			
1 to 5 Years	48.5	2.4	–
Interest Rate Options			
1 to 5 Years	–	–	–
Foreign Exchange Contracts			
Forward Foreign Exchange			
1 Year or Less	2,211.2	0.1	(0.8)
1 to 5 Years	56.2	1.3	(0.8)

40. DERIVATIVE TRANSACTIONS (Continued)

Unrecognised Gains and Losses on Derivative Hedges

Gains and losses on instruments used for hedging are recognised in line with the underlying items which are being hedged. Based on market rates prevailing at the close of business on 30 September 2001, the unrecognised net losses on instruments used for hedging as at 30 September 2001 were €0.9m (2000: net gains €8.3m).

Non-Trading Derivative Deferred Balances

Deferred balances relating to settled derivative transactions are released to the profit and loss account in the same periods as the income and expense flows from the underlying transactions. The total of such net deferred losses as at 30 September 2001 was €0.7m (2000: €0.1m).

Anticipatory Hedges

The group has entered into forward foreign exchange contracts to hedge partly the exchange risk on the translation of the net profit expected from activities conducted in currencies other than euro and euro legacy currencies. The fair value of these contracts amounted to an unrecognised loss of €0.3m (2000: €2.0m) at 30 September 2001.

41. FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The group has estimated fair value wherever possible using market prices. In certain cases, however, including advances to customers, there are no ready markets. Accordingly, the fair value has been calculated by discounting expected future cashflows using market rates applicable at 30 September 2001. This method is based upon market conditions at 30 September 2001 which may not necessarily be indicative of any subsequent fair value. As a result, readers of these financial statements are advised to use caution when using this data to evaluate the group's financial position.

The concept of fair value assumes realisation of financial instruments by way of a sale. However, in many cases, particularly in respect of lending to customers, the group intends to realise assets through collection over time. As such, the fair value calculated does not represent the value of the group as a going concern at 30 September 2001.

41. FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES *(Continued)*

The following table represents the carrying amount and the fair value of the group's financial assets and liabilities as at 30 September 2001.

Non-Trading Financial Instruments	Carrying Amount 2001 €m	Fair Value 2001 €m	Carrying Amount 2000 €m	Fair Value 2000 €m
Financial Assets				
Loans and Advances to Banks	3,386.7	3,389.4	2,213.2	2,213.9
Loans and Advances to Customers	10,975.3	11,032.2	7,831.2	7,828.2
Debt Securities	943.5	950.2	737.5	736.8
Equity Investment Shares	1.3	1.3	0.5	0.5
Financial Liabilities				
Deposits by Banks	3,763.8	3,765.5	2,452.4	2,452.9
Customer Accounts	8,862.3	8,869.8	6,471.5	6,473.7
Debt Securities in Issue	1,217.4	1,217.7	928.4	928.2
Subordinated Liabilities	476.6	478.8	328.7	330.3
Perpetual Capital Securities	318.3	336.9	–	–
Non-Equity Minority Interest - Preference Shares	288.1	289.6	293.6	289.1
Derivative Financial Instruments Held for Trading Purposes				
Interest Rate Contracts	(6.5)	(6.5)	0.9	0.9
Foreign Exchange Contracts	25.7	25.7	41.7	41.7
Derivative Financial Instruments Utilised for Non-Trading Activities				
Interest Rate Contracts		(8.2)		11.7
Foreign Exchange Contracts		7.6		(1.6)

The fair value applied to the debt securities assets, the perpetual capital securities and the preference shares issued by subsidiary undertakings are the quoted market values for these items at 30 September 2001. The fair value of the other financial assets and liabilities are calculated by discounting expected future cash flows using market rates applicable at 30 September 2001. The derivatives are marked to market at 30 September 2001.

	The Group		The Company	
	2001 €m	2000 €m	2001 €m	2000 €m

42. CURRENCY INFORMATION

	2001 €m	2000 €m	2001 €m	2000 €m
Denominated in Euro	7,273.0	5,201.0	6,889.6	4,927.1
Denominated in Other Currencies	8,484.7	5,846.3	7,846.0	5,406.2
Total Assets	15,757.7	11,047.3	14,735.6	10,333.3
Denominated in Euro	7,395.0	5,003.0	7,011.6	4,729.1
Denominated in Other Currencies	8,362.7	6,044.3	7,724.0	5,604.2
Total Liabilities and Capital Resources	15,757.7	11,047.3	14,735.6	10,333.3

Due to off balance sheet items the above analysis should not be considered to demonstrate foreign exchange risk exposures.

43. REPORT ON DIRECTORS' REMUNERATION AND INTERESTS

This report on directors' remuneration and interests had been prepared on behalf of the board of directors in accordance with the requirements of the Irish Stock Exchange's Combined Code on Corporate Governance.

Remuneration Committee

During the year the remuneration committee's membership consisted of Anthony O'Brien (chairman), Michael Jacob and William McCann, all of whom were non-executive directors. This committee is responsible for the formulation of the group's policy on remuneration in relation to all executive directors and other senior executives. The remuneration of the executive directors is determined by the board of directors on the recommendations of the remuneration committee. The recommendations of the remuneration committee are considered and approved by the board.

Remuneration Policy

The remuneration policy adopted by the group is to reward its executive directors competitively having regard to comparable companies and the need to ensure that they are properly rewarded and motivated to perform in the best interests of the shareholders. The policy is based heavily on rewarding performance. The group chief executive is fully consulted about remuneration proposals and from time to time the remuneration committee takes advice from external pay consultants. Included in the remuneration package for executive directors are basic salary, a performance related bonus and the ability to participate in employee share incentive plans. They are also entitled to participate in either a personal Revenue approved defined contribution pension plan or a group defined benefit pension scheme.

Performance Bonus

The level of performance bonus is determined for each individual executive director. The level earned in any one year is paid out of a defined pool and depends on the remuneration committee's assessment of each individual's performance against predetermined targets for that year and also an assessment of the overall performance of the group.

The performance bonus is split into two components. Part of the performance bonus is paid annually and is determined by reference to the economic profit generated by the group. The other element of the performance bonus is calculated by reference to total shareholder return and compared to a peer group and the payment of this bonus is deferred for three years. It's cost is accrued in the accounts.

In view of the exceptional performance of the group chief executive over the last five years and in recognition of an agreement by him to remain in his current position for a minimum period, an additional deferred bonus of €952,000 was awarded to him. It's cost is accrued in the accounts.

Share Incentive Plans

It is company policy to motivate its executive directors by granting them share options. These options have been granted under the terms of the employee share incentive plans approved by shareholders. Further details in relation to these plans are given in Note 28 to the financial statements. Non-executive directors are not eligible to participate in the employee share incentive plans.

Loans to Directors

Loans to directors are made in the ordinary course of business on commercial terms in accordance with established policy. Included in advances to customers are loans to seven (2000: nine) directors as at 30 September 2001 amounting to €10,414,000 (2000: €5,366,000).

Contracts

Other than in the normal course of business, there have not been any contracts or arrangements with the company or any subsidiary undertaking during the year in which a director of the company was materially interested and which were significant in relation to the group's business. There are no service contracts in existence for any director with the company or any of its subsidiary undertakings.

Pensions

William McAteer is not a member of any of the group's defined benefit pension schemes. Instead the group makes payments to a defined contribution scheme for his benefit. All of the other executive directors at 30 September 2001 are members of a group defined benefit scheme. All pension benefits are determined solely in relation to basic salary. Non-executive directors are not entitled to any pension benefits.

43. REPORT ON DIRECTORS' REMUNERATION AND INTERESTS (Continued)

Directors' Renumeration

	Salary	Fees	Annual Performance Bonus	Deferred Performance Bonus	Additional Performance Bonus	Benefits	Pension Contribution	Former Directors	Total
	€000	€000	€000	€000	€000	€000	€000	€000	€000
Executive Directors									
Sean FitzPatrick	460	–	381	190	952	35	135	–	2,153
William Barrett	267	–	203	81	–	19	72	–	642
Peter Killen	267	–	203	81	–	24	78	–	653
William McAteer	267	–	216	114	–	22	53	–	672
Tiarnan O Mahoney	280	–	241	127	–	21	82	–	751
John Rowan	303	–	201	100	–	20	84	–	708
Non-Executive Directors									
Anthony O Brien	–	119	–	–	–	–	–	–	119
Anthony Coleby*	–	11	–	–	–	–	–	–	11
Michael Jacob	–	37	–	–	–	–	–	–	37
William McCann	–	37	–	–	–	–	–	–	37
Peter Murray	–	37	–	–	–	–	–	–	37
Anton Stanzel**	–	17	–	–	–	–	–	–	17
Patrick Wright	–	37	–	–	–	–	–	–	37
Former Directors	–	–	–	–	–	–	–	46	46
Total for Current Year	1,844	295	1,445	693	952	141	504	46	5,920
Total for Prior Year	1,594	237	1,389	410	–	119	437	46	4,232

* Retired on 26 January 2001

** Co-opted on 19 April 2001

43. REPORT ON DIRECTORS' REMUNERATION AND INTERESTS (Continued)

Directors' Pension Benefits

The executive directors' pension benefits under the defined benefit pension scheme of which they are members are as follows:

	Increase in Accrued Annual Pension Benefit During Year	Total Accrued Pension Benefit At Year End	Transfer Value of Increase in Accrued Benefit
	€000	€000	€000
Sean FitzPatrick	56	299	934
William Barrett	19	169	229
Peter Killen	27	173	466
Tiarnan O Mahoney	21	87	159
John Rowan	16	96	126
	139	824	1,914

The increase in accrued pension benefit during the year excludes any increase for inflation. The accrued pension benefit at year end is that which would be paid annually on retirement based on service to the year end. The transfer value of the increase in accrued benefit has been calculated by an independent actuary. The company paid €53,000 into a defined contribution pension scheme on behalf of William McAteer.

43. REPORT ON DIRECTORS' REMUNERATION AND INTERESTS (Continued)

Directors' and Company Secretary's Interests

The beneficial interests of the current directors and secretary and of their spouses and minor children in the shares issued by the company are included in the following table:

	30 September 2001		30 September 2000	
Interests in Ordinary Shares	Ordinary Shares	Share Options	Ordinary Shares	Share Options
Directors:				
Anthony O'Brien	111,850	-	109,490	-
Sean FitzPatrick	3,538,130	631,729	3,043,501	1,056,729
William Barrett	749,046	481,729	264,347	956,729
Michael Jacob	357,639	-	350,146	-
Peter Killen	1,177,235	481,729	688,083	956,729
William McAteer	659,977	756,729	447,011	956,729
William McCann	52,051	-	50,953	-
Peter Murray	60,422	-	59,147	-
Tiarnan O Mahoney	155,929	961,688	148,725	961,688
John Rowan	424,698	483,029	218,158	950,000
Anton Stanzel	-	-	-*	-
Ned Sullivan	184*	-		
Patrick Wright	143,704	-	50,000	-
Secretary:				
Ronan Murphy	30,367	326,729	26,792	326,729

* or date of appointment if later

There have been no changes in the directors' and secretary's shareholdings between 30 September 2001 and 27 November 2001. The directors and secretary and their spouses and minor children have no other interests in the shares of the company or its group undertakings as at 30 September 2001.

Share Options Granted to Directors

Options to subscribe for ordinary shares in the company granted to and exercised by directors during the year to 30 September 2001 are included in the following table:

Name	Options at 1 October 2000	Options Granted Since 1 October 2000		Options Exercised Since 1 October 2000		Market Price at Exercise Date	Options at 30 September 2001				Weighted Average
	Number	Number	Price €	Number	Price €	Price €	Number	Date from which Exercisable	Expiry Date	Exercise Price €	Exercise Price €
Sean FitzPatrick	425,000			425,000	1.09	3.80	-	May 00	May 04	1.09	
	312,500						312,500	Sept 03	Sept 10	2.36	
	312,500						312,500	Sept 05	Sept 10	2.36	
	6,729						*6,729	Sept 03	Mar 04	1.79	
	1,056,729			425,000			631,729				2.35
William Barrett	200,000			200,000	0.81	3.80	-	Jan 99	Jan 03	0.81	
	275,000			275,000	1.09	3.80	-	May 00	May 04	1.09	
	237,500						237,500	Sept 03	Sept 10	2.36	
	237,500						237,500	Sept 05	Sept 10	2.36	
	6,729						*6,729	Sept 03	Mar 04	1.79	
	956,729			475,000			481,729				2.35
Peter Killen	200,000			200,000	0.81	3.80	-	Jan 99	Jan 03	0.81	
	275,000			275,000	1.09	3.80	-	May 00	May 04	1.09	
	237,500						237,500	Sept 03	Sept 10	2.36	
	237,500						237,500	Sept 05	Sept 10	2.36	
	6,729						*6,729	Sept 03	Mar 04	1.79	
	956,729			475,000			481,729				2.35
William McAteer	200,000			200,000	0.81	3.80	-	Jan 99	Jan 03	0.81	
	275,000						275,000	May 00	May 04	1.09	
	237,500						237,500	Sept 03	Sept 10	2.36	
	237,500						237,500	Sept 05	Sept 10	2.36	
	6,729						*6,729	Sept 03	Mar 04	1.79	
	956,729			200,000			756,729				1.89
Tiarnan O Mahoney	200,000						200,000	Jan 99	Jan 03	0.81	
	275,000						275,000	May 00	May 04	1.09	
	237,500						237,500	Sept 03	Sept 10	2.36	
	237,500						237,500	Sept 05	Sept 10	2.36	
	11,688						*11,688	Sept 05	Mar 06	1.79	
	961,688						961,688				1.67
John Rowan	200,000			200,000	0.77	3.80	-	Dec 98	Dec 02	0.77	
	275,000			275,000	1.09	4.25	-	May 00	May 04	1.09	
	237,500						237,500	Sept 03	Sept 10	2.36	
	237,500						237,500	Sept 05	Sept 10	2.36	
	-	8,029	3.38				*8,029	Sept 06	Mar 07	3.38	
	950,000	8,029		475,000			483,029				2.38

* Issued under the terms of the Anglo Irish Bank SAYE Scheme

The closing market price of the company's ordinary shares at 30 September 2001 was €3.26 (2000: €2.58) and the range during the year to 30 September 2001 was €2.43 to €4.66.

44. APPROVAL OF FINANCIAL STATEMENTS

The group financial statements were approved by the board of directors on 27 November 2001.

Consolidated Profit and Loss Account

	USDm	GBPm	CHFm
Interest Receivable and Similar Income			
Interest Receivable and Similar Income arising from			
Debt Securities and other Fixed Income Securities	38.3	26.1	61.8
Other Interest Receivable and Similar Income	827.1	563.4	1,337.1
Interest Payable and Similar Charges	(619.3)	(421.9)	(1,001.1)
Net Interest Income	246.1	167.6	397.8
Other Income			
Fees and Commissions Receivable	98.0	66.8	158.4
Fees and Commissions Payable	(7.2)	(4.9)	(11.6)
Dealing Profits	5.7	3.9	9.3
Other Operating Income	6.8	4.6	10.9
Total Income	349.4	238.0	564.8
Operating Expenses			
Administrative Expenses	100.1	68.2	161.8
Depreciation and Goodwill Amortisation	7.6	5.2	12.2
Provisions for Bad and Doubtful Debts - Specific	13.1	8.9	21.3
- General	50.5	34.4	81.6
Amounts Written Off Fixed Asset Investments	0.2	0.1	0.3
	171.5	116.8	277.2
Group Profit on Ordinary Activities Before Taxation	177.9	121.2	287.6
Taxation on Profit on Ordinary Activities	(43.3)	(29.5)	(70.0)
Group Profit on Ordinary Activities After Taxation	134.6	91.7	217.6
Non-Equity Minority Interest-Preference Dividends	(21.3)	(14.5)	(34.4)
Group Profit Attributable to Ordinary Shareholders	113.3	77.2	183.2
Dividends	(28.8)	(19.7)	(46.7)
Group Profit Retained for Year	84.5	57.5	136.5
Scrip Dividends	6.1	4.2	9.9
Group Profit Brought Forward	169.9	115.8	274.7
Group Profit Carried Forward	260.5	177.5	421.1
Basic Earnings Per Share	38.28c	26.07p	Chf 0.62
Diluted Earnings Per Share	37.16c	25.32p	Chf 0.60
Dividends Per Ordinary Share	9.53c	6.49p	Chf 0.15

Exchange Rates used at 30 September 2001
One Euro = USD 0.9131 / GBP 0.622 / CHF 1.4761

Consolidated Balance Sheet

	USDm	GBPm	CHFm
Assets			
Loans and Advances to Banks	3,092	2,107	4,999
Loans and Advances to Customers	10,000	6,812	16,166
Securitised Assets	520	354	841
Less: Non-Returnable Proceeds	(499)	(340)	(806)
	21	14	35
Debt Securities	861	587	1,393
Equity Investment Shares	1	1	2
Own Shares	5	3	8
Intangible Fixed Assets - Goodwill	59	40	94
Tangible Fixed Assets	27	18	43
Other Assets	33	23	54
Prepayments and Accrued Income	238	162	384
	14,337	9,767	23,178
Life Assurance Assets Attributable to Policyholders	51	35	82
Total Assets	14,388	9,802	23,260
Liabilities			
Deposits by Banks	3,437	2,341	5,556
Customer Accounts	8,092	5,512	13,081
Debt Securities in Issue	1,112	757	1,797
Proposed Dividends	19	13	31
Other Liabilities	51	35	83
Accruals and Deferred Income	201	137	325
Provisions for Liabilities and Charges	4	3	7
	12,916	8,798	20,880
Capital Resources			
Subordinated Liabilities	435	297	704
Perpetual Capital Securities	291	198	470
Non-Equity Minority Interest - Preference Shares	263	179	425
	989	674	1,599
Called Up Share Capital	89	61	145
Share Premium Account	82	56	132
Other Reserves	1	1	1
Profit and Loss Account	260	177	421
Total Shareholders' Funds (All Equity Interests)	432	295	699
Total Capital Resources	1,421	969	2,298
	14,337	9,767	23,178
Life Assurance Liabilities Attributable to Policyholders	51	35	82
Total Liabilities and Capital Resources	14,388	9,802	23,260

Exchange Rates used at 30 September 2001
One Euro = USD 0.9131 / GBP 0.622 / CHF 1.4761

Shareholder Information

	Number of Shares	% of Issued Ordinary Share Capital
SUBSTANTIAL SHAREHOLDINGS		
The following interests in the ordinary share capital had been notified to the company at 27 November 2001.		
Zurich Financial Services Group plc*	20,563,258	6.7%
Bank of Ireland Nominees Limited*	18,047,239	5.8%
Fidelity Investments*	11,047,624	3.6%

* These shareholders have informed the company that their holdings are not beneficially owned but are held on behalf of a range of clients none of whom, so far as the directors are aware, hold more than 3% of the issued ordinary share capital.

	Shareholders		Shares	
	Number	%	Number	%
SIZE ANALYSIS OF SHAREHOLDERS AT 30 SEPTEMBER 2001				
1 - 5,000	10,847	79.1	14,734,393	4.8
5,001 - 10,000	1,412	10.3	9,818,104	3.2
10,001 - 25,000	929	6.8	13,860,884	4.5
25,001 - 50,000	250	1.8	8,594,521	2.8
50,001 - 100,000	112	0.8	7,821,915	2.6
100,001 - 500,000	110	0.8	24,503,343	8.0
Over 500,000	59	0.4	226,555,114	74.1
	13,719	100.0	305,888,274	100.0

Notes

Design & Artwork by Designbank Ltd. Tel: 6604177

Anglo Irish Bank

Locations

Dublin (Head Office)
Stephen Court,
18/21 St. Stephen's Green,
Dublin 2.
Tel: (01) 616 2000
Fax: (01) 661 8408
Website: www.angloirishbank.com

Registrar Correspondence
Computershare Services (Ireland) Limited,
Heron House, Corrig Road,
Sandyford Industrial Estate,
Dublin 18.
Tel: (01) 216 3100
Free Phone: 1 800 225125
(shareholder queries)
Website: www.computershare.com

International Financial Services
Custom House Plaza,
Block 4, Floor 3, IFSC,
Dublin 1.
Tel: (01) 670 2388
Fax: (01) 670 2384

Private Banking
61 Fitzwilliam Square,
Dublin 2.
Tel: (01) 631 0000
Fax: (01) 631 0098

Cork
20 South Mall, Cork.
Tel: (021) 4271 761
Fax: (021) 4276 565

Galway
Anglo Irish Bank House,
Forster Street, Galway.
Tel: (091) 565 121
Fax: (091) 536 931/536 932

Limerick
Anglo Irish Bank House,
98 Henry Street, Limerick.
Tel: (061) 319 522
Fax: (061) 310 420

Waterford
Bank House, 96 The Quay,
Waterford.
Tel: (051) 877 616
Fax: (051) 877 799

Belfast
14/18 Great Victoria Street,
Belfast BT7 BA.
Tel: (0044) 2890 333100
Fax: (0044) 2890 269060

Glasgow
Wallace House,
220 St. Vincent Street,
Glasgow G2 5QP.
Tel: (0044) 141 2047270
Fax: (0044) 141 2047299

London
10 Old Jewry,
London EC2 R8DN.
Tel: (0044) 20 7710 7000
Fax: (0044) 20 7710 7050

Manchester
Bartle House (Ground Floor),
9 Oxford Court,
Manchester M2 3PA.
Tel: (0044) 161 234 6600
Fax: (0044) 161 234 6609

Birmingham
Embassy House, 5th Floor,
60 Church Street, B3 2DJ.
Tel: (0044) 121 2320800
Fax: (0044) 121 2320808

Banbury
Town Centre House,
Southam Road, Banbury,
Oxon OX16 2EN.
Tel: (0044) 1295 755500
Fax: (0044) 1295 755510

Isle of Man
The 3rd Floor, St. George's Court,
Upper Church Street, Douglas,
Isle of Man IM1 1EE
Tel: (0044) 1624 698 000
Fax: (0044) 1624 698 001

Dusseldorf
(Representative Office)
Immermannstrasse 13,
40210, Dusseldorf.
Tel: (0049) 211 5504480
Fax: (0049) 211 55044888

Vienna
Anglo Irish Bank (Austria) A.G.,
Rathausstrasse 20,
P.O. Box 306, A-1011,
Vienna.
Tel: (0043) 1 4066161
Fax: (0043) 1 4058142

Boston
(Representative Office)
84 State Street,
Fourth Floor,
Boston MA O2109.
Tel: (001) 617 720 2577
Fax: (001) 617 720 6099

Geneva
7 Rue des Alpes,
1211 Geneva 1,
Switzerland.
Tel: (0041) 22 716 3636
Fax: (0041) 22 716 3676

Produced by Group Marketing & Communications, 18/21 St. Stephen's Green, Dublin 2. email: marynolan@angloirishbank.ie



ANGLO
IRISH
BANK

www.angloirishbank.com